Exhibit 99.3

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

DIRECTORS REPORT AND FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2023

CONTENTS

DIRECTORS AND OTHER INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2023

Director

1. Haggai Alon (commence July 1, 2022)
2. Amir Bader (commence August 19, 2022)
3. Zeren Browne (commence August 22, 2022)
4. Pauline Khoo (depart May 31, 2024)
5. Pebble Sia Huei – Chieh (commence June 9, 2024)
6. Ophir Sternberg (depart March 6, 2026)
7. Roger Meltzer (depart March 6, 2026)
8. Thomas Hawkins (depart March 6, 2026)
9. Richard Gordon Hayes (commence March 6, 2026)
10. Tan Cheong Hwai (commence March 6, 2026)
11. Daniel Marcel Peterlin (commence March 6, 2026)

Group Secretary

Bradwell Limited

Company Number

722009

Registered Office and Business Address

Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6

Auditors

Baker Tilly Ireland Audit Limited
Chartered Certified Accountants and Statutory Audit Firm

Scotch House
6/7 Burgh Quay
Dublin, D02 VK44

Bankers

National Australia Bank Limited

Solicitors

Arthur Cox
Ten Earlsfort Terrace, Dublin 2, D02 T380

DIRECTORS REPORT FOR THE YEAR ENDED 31 DECEMBER 2023

The Directors present their report and the audited financial statements for the year ended 31 December 2023.

Principal Activity and Review of the Business.

The principal activity of the Group is to hold and manage shareholdings in other companies in the SMX (Security Matters) Public Limited Company ("Security Matters" or the "Company" and together with its subsidiaries, the "Group")

There has been no significant change in these activities during the financial year ended 31 December 2023.

SMX integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Group's nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX's technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Group's technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

The Group provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform. This versatility across materials sets the SMX tech apart from competitors. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

History and Development of the Group

The Group was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of proprietary technology for tracking and tracing materials by observing and identifying unique markers (the "Source IP"). The Source IP originated from a government-supported research and development institute specializing in advanced nuclear and photonic technologies. In January 2015, SMX entered into a license agreement with the intellectual property holding company of that institute to license the Source IP and further develop and commercialize the technology (the "License Agreement"). Under the License Agreement, as amended, the Source IP may be utilized across a broad range of industries and applications.

The holding Company was formed on July 1, 2022, as a public limited company under the name Empatan Public Limited Company, incorporated in Ireland. The Company changed its name to SMX (Security Matters) Public Limited Company on February 17, 2023. Its affairs are governed by its Amended and Restated Memorandum and Articles of Association, the Irish Companies Act of 2014 (the "ICA"), and the laws of Ireland. The Company's principal executive office is located at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6.

On March 7, 2023 (the "Closing Date"), the Company consummated its previously announced business combination pursuant to the Business Combination Agreement ("BCA") and its previously announced SID. Beginning on the day immediately prior to the Closing Date and finishing on the day immediately after the Closing Date, the following transactions occurred pursuant to the terms of the BCA:

- Security Matters PTY proposed a scheme of arrangement under Part 5.1 of the Corporations Act ("Scheme") and Capital Reduction which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of the Company's Ordinary Shares, with the Company being issued one share in Security Matters PTY ("Security Matters Shares") (this resulted in Security Matters PTY becoming a wholly owned subsidiary of the Company);

- Security Matters PTY proposed an option scheme of arrangement under Part 5.1 of the Corporations Act ("Option Scheme"), which resulted in the Security Matters PTY options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

- Security Matters PTY shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters PTY and Lionheart, with Security Matters PTY being delisted from the Australian Stock Exchange;

- Merger Sub merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company;

- Existing Lionheart shareholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares; and

- The Company's Ordinary Shares were listed on NASDAQ under the ticker SMX and the Public Warrants were listed under the ticker SMXWW.

As a result of the Business Combination, the Company owns the entire share capital of Security Matters PTY. Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the Business Combination, and a recapitalisation of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company's identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

Results and Dividends

Key Factors Affecting Results for the year

The Group believes that its performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in its SEC Annual Report on Form 20-F titled "*Risk Factors.*"

Commercial Agreements

The Group's technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

Due to the fact that The Group aim our sales efforts at large multi-national market-leading conglomerates, our sale cycle is of several quarters and there is a risk associated with it that at any time, due to force majeure, or events like COVID 19, regional wars, global tension, global supply chain challenges and climate change, that are beyond our control, the sale cycle will be broken and all efforts will be lost.

The Group has received interest in its technology from several international market-makers conglomerates as well as parties interested in making such technology a market standard, which will greatly assist the creation of future income. Any delays in the successful completion of projects or the creation of a market standard, as well as the materialization of any of the risks described in the section entitled "*Risk Factors*" above may impact the ability to generate revenue.

Components of Results for the year

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report on Form 20-F.

Revenue

To date, The Group haven't seen substantial revenue from our technology sales. This is partly because our focus has been on creating a seamless onboarding process for multinational clients, establishing a solid foundation to become an industry standard, and ensuring readiness for a full and rapid deployment as a global commercial service.

Operating Expenses

The Group's current operating expenses consist of the following components: research and development expenses, general and administrative expenses and selling and marketing expenses. The Group is working to maintain discipline on expenses over time.

Research and Development Expenses, Net

The Group's research and development expenses consist primarily of wage and salary related expenses, subcontractors and consultants, depreciation and amortisation of equipment, research expenses and share-based compensation expenses. The Group expects that its research and development expenses will increase as the Group continues to develop its products and recruit additional research and development employees.

The Group is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers. Those funds are reimbursements for expenses and therefore are offset against the related R&D expenses in profit or loss.

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, facility-related costs and other general and administrative expenses. In the year ended December 31, 2023, general and administrative expenses also include the costs that are related to the Business Combination and thereafter the cost related to being a public NASDAQ Group.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of wages and salary related expenses, digital advertising and marketing expenses.

Finance Income and Expenses

Finance expenses, net consists primarily of revaluation of financial liabilities and warrants at fair value, interest on borrowings, inducement expenses, exchange rate difference, and fees and commissions to banks.

Gain from Remeasurement of Investment In Associated Company

Gain from remeasurement of investment in associated Group arises due to the agreement the Company signed with true-Gold Consortium Pty Ltd.'s ("true-Gold") on October 3, 2023, to acquire an additional 7.5% which increased the Company's holdings to 51.9% in true-Gold and resulted in the Company gaining control over true-Gold.

Foreign Currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Group. Security Matters (SMX) PLC functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of true Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty Ltd.'s functional currency is Australian Dollars. The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of true-Gold Consortium PYT LTD. is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 ("The Effects of Changes in Foreign Exchange Rates"). Accordingly, transactions and balances have been converted as follows:

- Assets and liabilities - at the rate of exchange applicable at the reporting date;
- Expense items - at annual average rate at the statements of financial position date.
- Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
- Accumulated losses was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
- Exchange gains and losses from the aforementioned conversion are recorded in exchange losses arising on translation of foreign operations in the consolidated statement of comprehensive loss.

Comparison of the Years Ended December 31, 2023, and December 31, 2022

The following table summarizes our historical results of operations for the periods indicated:

	Year Ended December 31,	
U.S. dollars in thousands (except of per share data)	2023	2022
Research and development expenses	2,711	1,898
Selling and marketing expenses	661	569
General and administrative expenses	16,567	2,723
Listing cost	16,802	-
Operating Loss	**(36,741)**	**(5,190)**
Finance expenses	7,891	1,128
Finance income	1,580	28
Gain from remeasurement of investment in associated company	22,164	-
Share of net profit (loss) of associate companies	(101)	106
Loss before income tax	**(20,989)**	**(6,184)**
Income tax	-	-
Loss for the financial year	**(20,989)**	**(6,184)**
Loss for the financial year attributable to:		
Equity holders of the Company	**(20,914)**	**(6,184)**
Non- controlling interest	**(75)**	-
Basic and diluted loss per share attributable to shareholders**	**(7.82)**	**(8.47)**

** Restated as a result of the Business Combination and after giving effect to the reverse share split

Research and Development Expenses, Net

The Group's research and development expenses for the year ended December 31, 2023, amounted to $2,711 thousand, representing an increase of $813 thousand, or 42.8%, compared to $1,898 thousand for the year ended December 31, 2022. The major changes in research and development expenses were an increase of $320 thousand in Share based compensation expenses and reimbursement from proof-of-concept projects that decreased by $568 thousand.

The Group's research and development expenses for the year ended December 31, 2022, amounted to $1,898 thousand, representing a decrease of $141 thousand, or 7%, compared to $2,039 thousand for the year ended December 31, 2021. The major changes in research and development expenses were an increase of $371 thousand in salaries and related expenses that were offset against the reimbursement from paid pilots and proof of concept projects that increased in $335 thousand and Subcontractors and consultants' expenses that decreased in $257 thousand.

General and Administrative Expenses

The Group's general and administrative expenses amounted to $16,567 thousand for the year ended December 31, 2023, a net increase of $13,844 thousand, or 508.4%, compared to $2,723 for the year ended December 31, 2022. The net increase was primarily attributable to an increase of $7,278 thousand in Business Combination cost, an increase of $5,128 in public company expenses, an increase of $1,085 in Share based compensation, an increase of $413 in Wages and salaries related reflecting an increase in payroll expenses and in the number of employees and an increase

of $388 thousand in travel expenses, due to returning to full operation after COVID which is offset by decrease of $438 thousand in Professional services expenses.

The Group's general and administrative expenses totalled $2,723 thousand for the year ended December 31, 2022, a net increase of $241 thousand, or 10%, compared to $2,482 for the year ended December 31, 2021. The net increase was primarily attributable to an increase of $183 thousand in wages and salaries related expenses reflecting an increase in the number of employees and an increase of $223 thousand in travel expenses offset by decrease of $194 thousand in share-based compensation expenses.

Selling and Marketing Expenses

The Group's selling and marketing expenses totalled $661 thousand for the year ended December 31, 2023, an increase of $92 thousand, or 16.1%, compared to $569 thousand for the year ended December 31, 2022, and was primarily due to an increase of $176 thousand in wages and salaries related due to hiring new professional senior selling and marketing team. This was offset by a decrease in marketing expenses and consulting.

The Group's selling and marketing expenses totalled $569 thousand for the year ended December 31, 2022, an increase of $116 thousand, or 26%, and was primarily due to an increase in digital advertising cost associated with our marketing efforts.

Listing Cost

The Group's listing cost for the year ended December 31, 2023, amounted to $16,802 thousand, which consisted of $11,599 thousand representing deemed issuance of shares at fair value at the closing of the Business Combination and $5,203 thousand, which represents the fair value of the Group's identifiable net assets which represents a payment for the service of obtaining a stock exchange listing for its shares and it is therefore recorded to the consolidated statement of comprehensive loss.

Finance Income and Expenses

The Group's finance income for the year ended December 31, 2023, totalled $1,580 thousand, an increase of $1,552 thousand, or 5,543%, compared to $28 thousand for the year ended December 31, 2022.The increase is due to $927 thousand revaluation of public warrants financial liabilities at fair value and $377 thousand revaluation of convertible note. The Group's finance expenses for the year ended December 31, 2023, amounted to $7,891 thousand, an increase of $6,763 thousand, or 599.6%, compared to $1,128 thousand for the year ended December 31, 2022. The increase mainly attributed to a $3,704 thousand revaluation of the bridge loans and convertible notes, $2,005 thousand due to warrants revaluation, $1,000 thousand due to interest on borrowings, and $250 thousand from inducement expenses.

The Group's finance income for the year ended December 31, 2022, totalled $28 thousand, a decrease of $209 thousand, or 88%, compared to $237 thousand for the year ended December 31, 2021. The Group's finance expenses totalled $1,128 thousand for the year ended December 31, 2022, an increase of $1,027 thousand or 1,017%, compared to $101 thousand for the year ended December 31, 2021. The increase is mainly attributed to a revaluation of the bridge loans and redeemable warrants at fair value.

Gain from Remeasurement of Investment in Associated Company

Gain from remeasurement of investment in associated company amounted to $22,164 thousand and reflects the remeasurement of the investment in true-Gold at fair value following the Group obtaining control over true-Gold, since before the transaction's completion the Group held 44.4% of the shares of true-Gold which were treated as a joint venture investment.

Share of Net Profit/Loss of Associated Companies

Shares of loss for the financial year of associated companies consists of equity loss from associated joint venture activity for the year ended on December 31, 2023, at the amount of $101 thousand and share of net profit of associated companies consists of equity profit from associated joint venture activity for the year ended on December 31, 2022,

at the amount of $106 thousand. As of December 31, 2023, and December 31, 2022, the carrying amount of the investment in associated companies is $115 thousand and $221 thousand, respectively.

Shares of net profit of associated companies consists of equity profit from associated joint venture activity for the year ended on December 31, 2022, at the amount of $106 thousand and share of loss for the financial year of associated companies consists of equity loss from associated joint venture activity for the year ended on December 31, 2021 at the amount of $101 thousand. As of December 31, 2022, and December 31, 2021, the carrying amount of the investment in associated companies is $221 thousand and $147 thousand, respectively.

Income Tax

As of December 31, 2023, the Group estimated carry forward tax losses of approximately $45,095 thousand (December 31, 2022: $24,106 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company and its subsidiaries did not recognise deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

As of December 31, 2022, the Group estimated carry forward tax losses of approximately $24,106 thousand (December 31, 2021: $17,659 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company and its subsidiaries did not recognise deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

Operating Loss

As a result of the foregoing, our operating loss for year ended December 31, 2023, was $36,741 thousand compared to an operating loss of $5,190 thousand for year ended December 31, 2022, an increase of $31,551 thousand, or 608%.

Our operating loss for year ended December 31, 2022, was $5,190 thousand compared to an operating loss of $4,974 thousand for year ended December 31, 2021, an increase of $216 thousand, or 4.3%.

Loss for the financial year Attributable to Shareholders

As a result of the foregoing, our loss for the financial year for the year ended December 31, 2023, was $20,989 thousand, compared to $6,184 thousand for the year ended December 31, 2022, an increase of $14,805 thousand, or 240%.

As a result of the forgoing, our loss for the financial year ended December 31, 2022, was $6,184 thousand, compared to $4,939 thousand for the year ended December 31, 2021, an increase of $1,245 thousand, or 25%.

Dividend

The Directors do not propose a dividend for the year ended 31 December 2023 (2022: None)

Principal Risks and Uncertainties

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2023, and thereafter, the Group has funded its operations principally through the issuance of Ordinary Shares, warrants, convertible notes, loans from investors and related parties and reimbursement from prospected customers for paid pilots and proof-of-concept projects. As of December 31, 2023, the Group had $168 thousand in cash and cash equivalents. In addition, during February 2024, the Group raised gross proceeds of approximately $3,307 thousand, before deducting fees and other offering expenses payable by the Group, from the issuance of share, prefunded warrants and convertible security, and during April 2024, the Group raised gross

proceeds of approximately $2,000 thousand before deducting fees and after offering expenses payable by the Group, from the issuance of a promissory note and warrants.

The table below presents our cash flows for the periods indicated:

	For Year Ended December 31,	
U.S. dollars in thousands	**2023**	**2022**
Net cash used in operating activities	12,479	5,223
Net cash used in investing activities	1,036	1,127
Net cash provided by financing activities	11,954	3,846
Net increase (decrease) in cash and cash equivalents	(1,561)	(2,504)

Operating Activities

Net cash used in operating activities was $12,479 thousand during the year ended December 31, 2023, compared to net cash used in operating activities of $5,223 thousand during the year ended December 31, 2022. The increase is mainly attributed to the loss for the financial year for the period which amounted to $20,914 thousand and adjusted as non-cash, remeasurement of investment in associated company at the amount of $22,164 thousand due to the acquisition of additional 7.5% in true-Gold, Business Combination listing costs at the amount of $16,802 thousand, financial expenses due to bridge loans at the amount of $3,800 thousand and share-based compensation expenses at the amount of $3,269 thousand. Net cash used in operating activities amounted to $3,908 thousand during the year ended December 31, 2021. The increase was primarily used for payment of salaries and related expenses, travel expenses, research and development, subcontractors, consultants and materials. In addition, the increase in cash used in operating activities derived from a material increase in prepaid expenses related to the BCA.

Investing Activities

Net cash used in investing activities was $1,036 thousand during the year ended December 31, 2023, consisted of capitalised development costs in the amount of $976 thousand and $60 thousand used for purchasing property, plant and equipment. Net cash used in investing activities was $1,127 thousand during the year ended December 31, 2022, consisted of capitalised development costs in the amounts of $975 thousand and $152 thousand, which were used for purchasing property and equipment. Net cash used in investing activities was $1,765 thousand during the year ended December 31, 2021, and consisted of cost of capitalised development expenses in the amounts of $1,468 thousand and $297 thousand, which were used for purchasing property and equipment.

Financing Activities

Net cash provided by financing activities was $11,954 thousand during the year ended December 31, 2023, consisted mainly of $2,679 thousand in advance payment for equity, $2,356 thousand in net proceeds from issuance of promissory note $2,919 thousand for net proceeds from issuance of shares in the Business Combination net , an aggregate of $2,630 thousand net proceeds from the issuance of shares and warrants, $642 thousand in exercise of warrants, $550 thousand in proceeds from issuance of bridge loans and warrants and $250 thousand in proceeds from the issuance of a convertible note. Net cash provided by financing activities was $3,846 thousand during the year ended December 31, 2022, consisted mainly of $3,310 thousand in proceeds from issuance of bridge loans and warrants and $581 thousand of proceeds from issuance of convertible notes and $182 thousand net issuance of shares, which was partially offset by payment of $172 thousand for loan repayment to related parties. Net cash provided by financing activities was $6,118 thousand during the year ended December 31, 2021, consisted mainly of $5,892 thousand in proceeds from net issuance of shares and warrants and $395 thousand of net proceeds from the exercise of warrants, which was partially offset by payment of $98 thousand for lease liabilities and loan repayment to related parties of $103 thousand.

Current Outlook

The Group has incurred and continues to incur losses and continues to generate negative cash flows from operations since inception in 2015. Since the Group's inception, it has not generated significant revenue from the sale of technology.

As of December 31, 2023, and December 31, 2022, the Group had $168 thousand and $1,398 thousand, respectively, in cash and cash equivalents, which the Group has been using and continues to use for working capital and general corporate purposes since those dates. Since December 31, 2023, the Group has raised an additional approximately $5,557 thousand in funding from various investors. The Group expects that its existing cash and cash equivalents, along with amounts it may draw down under the Alpha SEPA, and receivables from clients once paid, will be sufficient to fund its operations for the foreseeable future but perhaps at a delayed or reduced scope. In addition, the Group has outstanding approximately $13,000 thousand in existing payables and other liabilities related to expenses of the Business Combination. The Group expects to fund the payment of such amounts out of the Alpha SEPA, referred to below, ongoing activities of the Group and possibly other capital raisings in 2024 and in addition, during April 2024, the Group terminated the SEPA with Yorkville and entered into a similar agreement for $30 million with an institutional investor. Further, the Group's operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds sooner than planned.

On December 1, 2025, the Group entered into a Standby Equity Purchase Agreement (the "SEPA") with Target Capital 1 LLC (the "SEPA Investor"), pursuant to which the SEPA Investor has committed to purchase from the Group up to $100,000 of the Group's Ordinary Shares in an equity line of credit (the "Equity Line"), subject to the terms and conditions specified in the SEPA. The SEPA was subsequently amended on December 9, 2025, to change certain terms and conditions originally contained in the SEPA.

On February 5, 2026, the Group and the SEPA Investor entered into a Second Amendment to Standby Equity Purchase Agreement (the "Amendment"), which increased the size of the commitment amount under the Equity Line from $100,000 to $250,000. Subsequently, the SEPA Investor waived all further obligations of the Group to acquire or hold bitcoin or any other cryptocurrency, and all net proceeds under the SEPA may be used for the Group's working capital and general corporate purposes.

As of June 30, 2026, the Group had drawn down approximately $50,523 net from the commitment amount under the SEPA and before agent fees of approximately $1,484 and had issued an aggregate of 463,035 of its ordinary shares to the SEPA Investor as a result. The Group intends to continue to draw down under the Equity Line from time to time pursuant to the terms and conditions of the SEPA, as amended, and applicable law.

The Group has used and intends to use the net proceeds from the sale of its shares under the SEPA, for working capital and general corporate purposes, and to repay outstanding indebtedness and other liabilities of the Group.

As of June 30, 2026, the Group held cash and cash equivalents of $33,540.

As of June 30, 2026, the Group had outstanding trade payables, other payables and lease liabilities totaling $6,079, relating primarily to accrued employee compensation, accrued expenses including suppliers, service providers, and lease obligations, as well as $2,638 of convertible note, warrants and bridge loans liabilities owed to lenders and investors.

The Group expects to settle these obligations through additional capital raises that are planned for the remainder of 2026, including pursuant to the SEPA.

Management believes that the Group's existing liquidity provides sufficient funding to support its current operating plans. Continued execution of the Group's long-term commercialization strategy, strategic initiatives and planned growth is expected to require additional capital, including further drawdowns under the SEPA and/or other financing alternatives.

The Group's future capital requirements will depend on several factors, including:

- Commercial scaling and initial deployment of the technology, along with the progress and costs of our research and development activities;
- the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
- the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and
- the magnitude of our general and administrative expenses.

Until the Group generates material recurring revenues and positive operating cash flows, management expects to satisfy its future liquidity requirements primarily through capital raising activities, including additional drawdowns under the SEPA, strategic financing arrangements and other available sources of capital.

The Group's business and commercialization activities are subject to significant macroeconomic and geopolitical uncertainties, including ongoing conflicts in the Middle East, changes in international trade policies and tariffs, inflationary pressures, volatility in energy and raw material prices, changes in packaging and environmental regulations, supply chain disruptions and fluctuations in foreign exchange markets. These factors may adversely affect customer purchasing decisions, project timing, commercialization schedules, operating costs and the Group's financial condition and results of operations.

The Group cannot be certain that additional funding will be available when needed, on acceptable terms, if at all. The Group's outstanding warrants are out of the money; accordingly, the Group does not expect to raise any material additional funds from the exercise of outstanding warrants. If funds are not available, the Group may be required to delay or reduce the scope of research or development plans and commercial roll-outs of its products and services.

The Group can give no assurances that The Group will be able to secure additional sources of funds to support our operations on acceptable terms, or at all, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. If The Group raise additional funds by issuing equity or convertible debt securities, including pursuant to the SEPA, it could result in dilution to our existing stockholders or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If The Group incur additional indebtedness, The Group could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations The Group enter into with third parties may provide capital in the near term but may not be on terms that are favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If The Group are unable to raise additional capital in sufficient amounts or on terms acceptable to us, The Group may be required to reduce the scope of the commercialization of our planned products or delay, scale back or discontinue the development of one or more of our product candidates.

The Group may also need to take certain other actions to allow us to maintain our projected cash and projected financial position, including but not limited to additional reductions in general and administrative costs, sales and marketing costs, and other discretionary costs. Although The Group believe such plans, if executed and coupled with the above-described sources of liquidity, should provide us with financing to meet our needs, successful completion of such plans is dependent on factors outside of our control.

The Group anticipate that The Group will continue to incur losses into the foreseeable future as The Group continue our development of our product candidates and expand our business development efforts and corporate infrastructure.

Going Concern

As of June 30, 2026, the Group incurred accumulated losses of $295,500 and continued to incur operating losses and negative cash flows from operating activities during to date of these financial statements. The Group has not yet generated revenues and is required to obtain additional financing in order to continue to operate. The Group continues to actively manage its capital structure through a combination of equity financing, strategic partnerships, and access to committed capital facilities. These initiatives are designed to support the Group's transition toward large-scale commercialization. While current cash resources are sufficient to fund its planned operations in the near term, additional funding will be required to support long-term growth, management believes that the Group's current strategy and access to capital provide a reasonable basis to continue operations. The accompanying audited consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

Contractual Obligations

Equity Purchase Agreement and Amendment to Equity Purchase Agreement

On December 1, 2025, the Group entered into a standby equity purchase agreement (the "Equity Purchase Agreement" or "SEPA") with institutional investors (the "Institutional Investors"), to issue and sell to (a) each of the Institutional Investors, a promissory note (each, a "SEPA Note" and collectively, the "SEPA Notes"), for aggregate gross proceeds to the Group of up to $11.5 million, subject to conditions (the "SEPA Note Purchase Price") and (b) one of the Institutional Investors (the "SEPA Investor"), up to $100 million worth of the Group's Ordinary Shares in an equity line of credit (the "Equity Line"). Such amounts are before deducting fees to the SEPA Placement Agent (as defined below) and other expenses payable by the Group in connection with the offering (the "SEPA Offering"). The SEPA Notes were issued with an original issue discount of 20%.

On December 9, 2025, the Group and the Investors entered into an Amendment and Addendum to Standby Equity Purchase Agreement, which amended certain terms of the Equity Purchase Agreement and the SEPA Notes to increase the size of the facility by an additional $5 million (with an OID of 20%, for a face value of $6.25 million).

As of December 31, 2025, outstanding loans in an aggregate amount of approximately $12 million had been converted into 3,695 ordinary shares, and the outstanding principal balance under the SEPA Notes was approximately $8.6 million.

On January 8, 2026, the Institutional Investors converted the remaining outstanding approximately $8.6 million principal amount of the SEPA Notes into 1,820 Ordinary Shares of the Company.

As of June 30, 2026, the SEPA Notes had been fully settled through conversion, and accordingly, the Group had no remaining liability or obligation related to these instruments as of such date.

On February 5, 2026, the Group and the SEPA Investor entered into a Second Amendment to Standby Equity Purchase Agreement (the "Amendment"), which increased the size of the commitment amount under the Equity Line from $100 million to $250 million and removed certain of the Group's obligation to acquire bitcoin or another cryptocurrency with a portion of the proceeds under the SEPA terms. As of June 30, 2026, the Group had drawn down approximately $50.5 million net from the commitment amount under the SEPA and before agent fees of approximately $1.5 million and had issued an aggregate of 463,035 of its ordinary shares to the SEPA Investor as a result. The Group intends to continue to draw down under the Equity Line from time to time pursuant to the terms and conditions of the SEPA, as amended, and applicable law.

According to the Amendment RBW Capital Partners LLC (a division of Dawson James Securities, Inc.), the placement agent for the offerings pursuant to the SEPA, has agreed that it will charge the Group a cash fee equal to (a) 4% for the first $20 million of aggregate gross cash proceeds that may be drawn down from the commitment amount, (b) 2.5% for the next approximately $14.7 million of aggregate gross cash proceeds that may be drawn down from the commitment amount and (c) 2% for the last approximately $215.2 million of aggregate gross cash proceeds that may be drawn down from the commitment amount.

The Group intends to use the net proceeds from the sale of its ordinary shares under the Equity Line for working capital and general corporate purposes, to pay down certain outstanding indebtedness and other liabilities of the Group.

Upon the satisfaction of the conditions to the SEPA Investor's purchase obligation set forth in the SEPA, as amended, including that the Group registers the ordinary shares that may be issued to the SEPA Investor for resale, the Group will have the right, but not the obligation, from time to time at its discretion until the first day of the month following the 36-month period after the date of the SEPA, to direct such Institutional Investor to purchase a specified amount of Ordinary Shares (each such sale, a "SEPA Advance") by delivering written notice to the SEPA Investor (each, a "SEPA Advance Notice"). While there is no mandatory minimum amount for any SEPA Advance, it may not exceed the lesser of (i) an amount equal to one hundred percent (100%) of the average of the Daily Traded Amount (as defined in the SEPA) during the five consecutive Trading Day immediately preceding a SEPA Advance Notice, (ii) 30% of the Daily Traded Amount (as defined in the SEPA) and (iii) $1 million, and may not exceed 4.99% of the issued and outstanding Ordinary Shares.

The Ordinary Shares purchased pursuant to a SEPA Advance will be purchased at a price equal to 94% of the lowest VWAP of the Ordinary Shares during the three Trading Days following the applicable notice date. The Group may also deliver intraday purchase notices to the Institutional Investor, and the Ordinary Shares purchased pursuant to an intraday SEPA Advance will be purchased at a price equal to 98% of the lowest traded price of the Ordinary Shares during the intraday pricing period, as determined pursuant to the terms of the SEPA.

The SEPA contains certain customary representations, warranties and covenants made by each of the Group and the SEPA Investor, as set forth therein.

The Group will control the timing and amount of any sales of Ordinary Shares to the SEPA Investor under the Equity Line. Actual sales of the Ordinary Shares under the Equity Line will depend on a variety of factors to be determined by the Group from time to time, which may include, among other things, market conditions, the trading price of the Ordinary Shares and determinations by the Group as to the appropriate sources of funding for its business and operations.

Reciprocal Standby Equity Purchase Agreement

In February 2023, The Group entered into a SEPA with Yorkville, whereby The Group have the right, but not the obligation, to sell to Yorkville up to $25.0 million of our Ordinary Shares at our request, subject to the terms therein. The Group have received as loans Pre-Paid Advances of $3.5 million, all of which as of the date of this prospectus, have been converted into our Ordinary Shares or repaid in cash.

On April 13, 2024, the Group exercised its right of termination under the SEPA and sent to Yorkville a termination notice, which became effective on or about April 19, 2024.

Alpha Share Purchase Agreement

On April 19, 2024, the Group entered into a Share Purchase Agreement (the "SPA") with Generating Alpha Ltd. ("Alpha"), pursuant to which Alpha has committed to purchase from us up to $30,000,000 of our ordinary shares, subject to the terms and conditions specified in the SPA. The Group entering into the SPA was a condition of the Group's previously announced note and warrant transaction with Alpha from April 11, 2024.

Subject to the terms and conditions of the SPA, the Group has the right from time to time at its discretion, any time after the three month anniversary of the shares underlying the SPA being registered for resale pursuant to the Registration Rights Agreement referred to below, to direct Alpha to purchase a specified amount of our ordinary shares (each such sale, a "Put") by delivering written notice to Alpha (each, a "Put Notice"). There is a $20,000 mandatory minimum amount for any Put and it may not exceed $500,000, subject to a volume threshold equal to the quotient of (a) the number of ordinary shares requested by the Group in a Put Notice divided by (b) 0.30. The ordinary shares will be purchased at a price equal to : (a) 95% of the lowest daily traded price of the Group's ordinary shares during the five trading day valuation period (provided that it shall not be less than a Group-specified minimum

acceptable price) ("Market Price"), if the market price of the ordinary shares is over $1.00; (b) 90% of the Market Price, if the market price of the ordinary shares is between $0.80 and $1.00; (c) 85% of the Market Price, if the market price of the ordinary shares is between $0.60 and $0.80; (d) 80% of the Market Price, if the market price of the ordinary shares is between $0.40 and $0.60; (e) 75% of the Market Price, if the market price of the ordinary shares is between $0.20 and $0.40; and (f) 50% of the Market Price, if the market price of the ordinary shares is below $0.20.

The Group will control the timing and amount of any sales of ordinary shares to Alpha. Actual sales of our ordinary shares to Alpha as a Put under the SPA will depend on a variety of factors to be determined by the Group from time to time, which may include, among other things, market conditions, the trading price of the Group's ordinary shares and determinations by the Group as to the appropriate sources of funding for its business and operations.

The obligations of Alpha to accept any Put pursuant to a Put Notice is subject to customary conditions, including that Alpha is not required to purchase any ordinary shares pursuant to a Put if it would result in Alpha beneficially owning in excess of 4.99% of the Group's ordinary shares, and that the ordinary shares subject to the Put be registered for resale. The Group agreed to pay a commitment fee to Alpha equal to 1.5% of the commitment amount, payable in shares, or 2,725,621 ordinary shares and which shall be subject to a three-month lock-up.

The net proceeds under the SPA to the Group will depend on the frequency and prices at which the Group sells ordinary shares to Alpha. The Group expects that any proceeds received by it from such sales to Alpha will be used for working capital and general corporate purposes; provided, however, that in the event the Group owes any indebtedness to Alpha, 50% of any such proceeds shall be applied to repayment of such indebtedness.

The SPA will automatically terminate on the earliest to occur of (a) the first day of the month next following the 36-month anniversary of the date of the SPA or (ii) the date on which Alpha shall have made payment of Puts pursuant to the SPA for ordinary shares equal to $30,000,000. The Group has the right to terminate the SPA at no cost or penalty upon five (5) trading days' prior written notice to Alpha, provided that there are no outstanding Put Notices for which ordinary shares need to be issued and the Group has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Group otherwise owes to Alpha or its affiliates. The Group and Alpha may also agree to terminate the SPA by mutual written consent. Neither the Group nor Alpha may assign or transfer its respective rights and obligations under the SPA, and no provision of the SPA may be modified or waived by the Group or Alpha other than by an instrument in writing signed by both parties.

The SPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties. The SPA contains restrictions on the Group's ability to enter into any Variable Rate Transaction (as defined in the SPA), as described in the SPA.

The Group further entered into a Registration Rights Agreement with Alpha, pursuant to which the Group agreed to register for resale ordinary shares underlying the SPA.

Leases

SMX Israel is a party to a lease agreement dated January 14, 2020, and amended as of December 24, 2020 (the "Lease"). Under the Lease, it is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

On September 19, 2023, the Group amended the loan agreements dated September 7, 2015, by and between SMX Israel, the Group's shareholders and Kamea Fund. Pursuant to the amendment to the loan agreements, Kamea agreed to convert US$657 thousand of indebtedness under the loan agreements into 487,281 ordinary shares (post share reverse split) of the Group, as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the shares are not at least equal to the indebtedness amount, the

Group will remain liable to Kamea for the balance of the indebtedness amount. In accordance with management estimation the FV of this Indebtedness is immaterial.

Additionally, Kibbutz Ketura provides administrative services for SMX Israel for which it was debited $34 thousand and $36 thousand for the year ended December 31, 2023, and December 31, 2022, respectively.

Security Matters PTY and the Group borrowed an aggregate of $3,860 thousand from private investors between September 2022 and February 2023, which loans are due no earlier than May 31, 2024. All of such loans have an interest rate of 10% per annum. Each such lender (except for one lender which lent an amount of $1,000 thousand which is not entitled to the redeemable warrants), further received 20% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $11.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $11.50 per share and a first priority security interest in the shares of Security Matters PTY's interest in true-Gold Consortium Pty Ltd. In March 2023, the Group signed an addendum to the Bridge Loans agreements which converted $1,350 thousand into ordinary shares and deferred the remaining cash payments during the first and second quarter of 2024.

On December 31, 2023, the Group issued an aggregate of 4,032,256 Ordinary Shares and warrants to purchase an aggregate of 4,032,256 ordinary shares, to the lenders, in exchange for the cancellation of an aggregate of (a) approximately $750 thousand in principal owed to the lenders and (b) $1,450 thousand cash value of Redeemable Warrants. The Group also issued 457,682 Ordinary Shares to a service provider (the "Service Provider") as payment in full for $260 thousand worth of services previously provided to the Group by the Service Provider. Such transactions were evidenced by a series of substantially similar Conversion and Exchange Rights Agreements executed as of December 31, 2023.

In January 2023, the Group borrowed $250 thousand from a private investor, which loan is due December 31, 2024. Such loan has an interest rate of 15% per annum and is convertible at a conversion price of $10.00 per share, and the holder further received 5% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $11.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $11.50 per share.

On September 6, 2023, the Group consummated the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023 (the "September SPA") and issued and sold to an institutional investor a promissory note with a fixed conversion price of $1.6378 and warrants, for gross proceeds to the Group of approximately $2,358 thousand, before deducting fees and other offering expenses payable by the Group. The note was issued in the principal amount of $4,290 thousand, all of which have been converted as of the date of this prospectus into an aggregate of 2,619,377 Ordinary Shares. The actual amount loaned by the investor pursuant to the Note was $2,574 thousand after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the effective date and is the date upon which any remaining accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into Ordinary Shares at a fixed conversion price of $1.6378 per share. Any such conversion is subject to customary adjustments and limitations set forth in the note, including for fundamental transactions. As of the date of this prospectus, the investor has converted all of the principal of the note into an aggregate of 2,619,377 Ordinary Shares.

Additionally, as part of the transaction, The Group issued two warrants to the Investor, an "A" Warrant and a "B" Warrant. The A Warrant for 3,929,051 Ordinary Shares has an exercise price of $0.0022 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the A Warrant. As of date of this prospectus, the investor exercised the Warrant A for 3,789,264 Ordinary Shares. The B Warrant for 2,619,367 Ordinary Shares had, pursuant to the September SPA, an exercise price of $1.6378 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the B Warrant. On April 11, 2024, as an inducement of the Group for the Investor to enter into transactions pursuant to a Securities Purchase Agreement, whereby the Group issued and sold to the Investor a promissory note and warrants, for gross proceeds to the Group of approximately US$2.0 million, before deducting fees and other offering expenses payable by the Group, the Group entered into a Warrant Amendment and Inducement Letter with the Investor, with respect to the "B" warrants. Pursuant to the Warrant Amendment and Inducement Letter, the Investor exercised for cash the outstanding "B" warrants in

full at a reduced exercise price of $0.0022 per share, or approximately $5,762. See *"Prospectus Summary – Recent Developments – April 11, 2024, Securities Purchase Agreement."*

On October 3, 2023, Security Matters PTY entered into an Investment Agreement (the "Investment Agreement") with True Gold Consortium Pty Ltd ("True Gold"), of which Security Matters PTY is a shareholder.

Pursuant to the Investment Agreement, the AUD475,000 of indebtedness as of June 30, 2023, True Gold owes to Security Matters PTY was waived by Security Matters PTY in exchange for the issuance of additional shares of True Gold (the "True Gold Shares") such that Security Matters PTY's holdings in True Gold shall be increased to 51.9% of the total issued shares of True Gold, making Security Matters PTY the majority owner of True Gold. Additionally, the existing license agreement as between Security Matters PTY and True Gold was amended to include additional intellectual property of Security Matters PTY to be licensed to True Gold thereunder. Security Matters PTY shall further supply to True Gold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

Pursuant to the Investment Agreement, True Gold shall have the right, within 12 months of the issuance of the True Gold Shares to Security Matters PTY, to purchase the True Gold Shares from Security Matters PTY for a purchase price to be decided by an external valuator.

Government Grants

As of December 31, 2023, and December 31, 2022, the Group has a contingent liability of $153 thousand and $135 thousand, respectively, for government grant it received for the use of research and development activities from Israel Innovation Authority (IIA). The Group is subject to paying 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant.

Isorad License Agreement

In January 2015, the Group entered into the Isorad License Agreement with Isorad Ltd. (a Group wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Group was granted technological license in return for future royalties based on 2.2% of gross sales by the Group and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Group is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

In January 2023, the Group signed an amendment to the agreement that determine the following:

(1) for the BCA with Lionheart, Isorad was issued 864,000 options to purchase shares of the Group, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main assumptions which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%; (3) expected term: up to 3 years; and (4) expected dividend yield: 0%.

The fair value of these options was $33 thousand and recognised as a technology license intellectual property.

(2) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof).

As of December 31, 2023, based on the funds the Group actually received, the Group recognised a technology license intellectual property at the amount of $123 thousand against a liability that reflects the due amount.

(3) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Group and similar event) after the closing of the BCA, the Group is to

pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

Sales Cooperation Agreement

On July 25, 2023, the Group entered into a Sales Cooperation Agreement with Data Vault Holdings, Inc., which acts in the area of Web 3.0 technologies, crypto anchors and data software as a service, pursuant to which each party on a non-exclusive basis will effect introductions of potential clients to the other. Pursuant to the agreement, any transaction between a party and an introduced client shall entitle the introducing party to a commission on income received in the transaction for 48 months. In addition to entering into the Sales Cooperation Agreement, the companies intend to collaborate to advance Data Vault's Web 3.0 strategies for data visualization, inventory tracking and laboratory automation, using the Group's digital blockchain platform enhanced with a physical marker.

Warrant Reset Offer

On December 8, 2023, the Group consummated an inducement offer letter agreement with certain holders of the Group's outstanding Warrant Bs to purchase Ordinary Shares of the Company. The Warrant Bs were issued on June 27, 2022 and had an exercise price of $5.28 per share (after taking into account the Company's 1:22 reverse share split).

Pursuant to the inducement letter, the holders agreed to exercise for cash their Warrant Bs to purchase an aggregate of 606,060 Ordinary Shares at a reduced exercise price of $1.15 per share in consideration for the Company's agreement to issue new warrants to purchase, in the aggregate, up to 909,090 of the Company's Ordinary Shares at an exercise price of either (i) $0.0022 per share in an amount not to exceed 75% of the new warrant shares, or (ii) $1.15 per share, in the discretion of the warrant holders. The Company received aggregate gross proceeds, before payment of transaction fees and expenses, of approximately $697,000 from the exercise of the Warrant Bs by the holders. In January 2024, the holders of such reset warrants exercised 454,544 warrants pursuant to the option described above under clause (i), and as a result The Company issued an aggregate of 454,544 ordinary shares.

Quantitative and Qualitative Disclosures about Market Risk

The Group is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact on our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily with respect to the ILS, AUD, EUR and SGD, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Currency Fluctuations

The Group's operating expenses are denominated in ILS, AUD, EURO and SGD, and therefore are currently subject to foreign currency risk. The Group have been affected by changes in some of such rates compared to the U.S. dollar, as of December 31, 2023, the ILS increased against the U.S. dollar by approximately 3%, the AUD increased against the U.S. dollar by approximately 0%, the EUR increased against the U.S. dollar by approximately 4% and the SGD increased against the U.S. dollar by approximately 1%.

The Group's policy is not to enter into any currency hedging transactions, and The Group cannot assure you that the Group will not be adversely affected by currency fluctuations in the future.

Credit Risk

Credit risk is a risk of financial loss if a counterparty or customer fails to meet its contractual obligations. The Group closely monitor the activities of our counterparties and control the access to its intellectual property which enables it to ensure a prompt collection. Our main financial assets are cash and cash equivalents as well as other receivables and

represent the Group's maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Group holds cash with major and sound financial institutions in Israel and Australia.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. The Group seeks to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. For more details, please refer to the section titled, "Liquidity and Capital Resources".

Classification of Yahaloma as a Joint Venture

The Group exercised significant judgment in assessing the nature of its interest in Yahaloma and determining the appropriate accounting treatment in accordance with IFRS 11 *Joint Arrangements*.
In performing this assessment, the Group considered the contractual arrangements between the parties, the governance structure of the arrangement, and the decision-making rights granted to the investors. The Group concluded that decisions regarding the relevant activities of Yahaloma require the unanimous consent of the parties sharing control and that the parties have rights to the net assets of the arrangement rather than direct rights to specific assets and obligations for specific liabilities.
Based on this assessment, the Group determined that Yahaloma meets the definition of a joint venture under IFRS 11. Accordingly, the Group's interest in Yahaloma is accounted for using the equity method in accordance with IAS 28 *Investments in Associates and Joint Ventures*.
The determination of whether an arrangement is an associate, joint operation or joint venture requires the exercise of judgment and consideration of the specific facts and circumstances of the arrangement. The Group reassesses this conclusion if relevant facts and circumstances change.

Critical Accounting Policies and Estimates

Reverse Acquisition Transaction

The result of the merger between the Company and Security Matters PTY is that legally the Company owns the entire share capital of Security Matters PTY.

Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599 thousand), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Group). The difference, in the amount of $16,802 thousand, between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Group's identifiable net assets represent a payment for the service of obtaining a Stock Exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

The Group is initially consolidated in the financial statements from the Closing Date of the Business Combination. Substantially all of the assets and liabilities of the Group were comprised of marketable securities held in a trust account ($4,921 thousand) and trade and other payables and warrants ($10,127 thousand) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1. The assets and liabilities of Security Matters PTY have been recognised and measured in the consolidated financial statements of the Group for the year ended December 31, 2023, at their pre-combination carrying amounts.

2. The retained earnings and other equity balances recognised in the consolidated financial statements of the Group for the year ended December 31, 2023, are the retained earnings and other equity balances of Security Matters PTY immediately before the Business Combination.

3. The amount recognised as issued equity instruments in the consolidated financial statements of the Group for the year ended December 31, 2023, has been determined by adding to the issued equity of Security Matters PTY immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Group, including the shares issued by the Group through recapitalization. Accordingly, the equity structure of Security Matters PTY (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and nominal value of shares of the Group issued in the reverse acquisition transaction.

4. The statement of comprehensive loss in the consolidated financial statements of the Group for the year ended December 31, 2023, reflects that of Security Matters PTY for the full period together with the post-acquisition results of the Group from the Closing Date. Loss per share of Security Matters PTY for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

true-Gold Business Combination

On October 3, 2023 (acquisition date), the Group has signed an agreement with true-Gold Consortium Pty Ltd. ("true-Gold") shareholders to acquire an additional 7.5% which will increase the Group's holdings to 51.9% in true-Gold and result in the Group's gain control over true-Gold. true-Gold uses the Group's advanced next-generation technology to invisibly mark and store multiple data types at a molecular level as well as its blockchain digital platform. This strategic transaction through gaining control of true-Gold diversifies the Group's operations into true-Gold's pioneering ventures in research and development and revenue commercialization.

The Group previously held 44.4% of the shares of true-Gold which, up to the acquisition date and the beginning of consolidation, were treated as an investment in a joint venture which accounted for under the equity method. At the time the transaction was completed, and control was obtained, the balance of the investment was remeasured at fair value of $22,164 thousand and a gain was recognised in the amount of $22,164 thousand, which was recorded in the statement of comprehensive loss (the carrying amount of the previous investment in true-Gold was approximately nil). This fair value amount was added to the consideration transferred for the calculation of goodwill, as described below.

The Group has elected to measure the non-controlling interests in true-Gold at full fair value which includes also the non-controlling interests' share in the entire goodwill of true-Gold. The fair value of the non-controlling interests in true-Gold was based on the fair value of true-Gold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as true-Gold is a private Group and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows of true-Gold and estimate of the suitable discount rate for these cash flows. The significant assumptions used in estimating the fair value of true-Gold are:

1. After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2. Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3. Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of true-Gold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from true-Gold to the Group which amounted to AUD 475 thousand (approximately $307 thousand) at acquisition date. The calculating of any goodwill upon acquisition included also the fair value of the previous investment in true-Gold.

Directors and Secretary

Director

1. Haggai Alon (commence July 1, 2022), Chairman of the Board (commence March 6, 2026)
2. Amir Bader (commence August 19, 2022), Interim Chief Financial Officer
3. Zeren Browne (commence August 22, 2022), EVP, Chief Strategy Officer, M.G. of trueGold
4. Pauline Khoo (depart May 31, 2024)
5. Pebble Sia Huei – Chieh (commence June 9, 2024)
6. Ophir Sternberg, Chairman of the Board (depart March 6, 2026)
7. Roger Meltzer (depart March 6, 2026)
8. Thomas Hawkins (depart March 6, 2026)
9. Richard Gordon Hayes (commence March 6, 2026)
10. Tan Cheong Hwai (commence March 6, 2026)
11. Daniel Marcel Peterlin (commence March 6, 2026)

Company Secretary

Bradwell Limited

Shareholding as of the date of this report

Director	Shares quantity	Option quantity
Haggai Alon	277,440	-
Amir Bader	35,511	-
Zeren Browne	28,752	3,847
Pebble Sia Huei – Chieh	23,752	3,758
Ophir Sternberg	98	-
Richard Gordon Hayes	23,752	-
Tan Cheong Hwai	23,752	-
Daniel Marcel Peterlin	28,752	-

Future Developments

The Group plans to continue its present activities and current trading levels. Employees are kept as fully informed as practicable about developments within the business.

Post Balance Sheet Events

Post balance sheet events are discloses in the financial statements (see Note 24).

Auditors

The auditors, Baker Tilly Ireland Audit Limited, (Chartered Certified Accountants & Statutory Audit Firm) were appointed on June 10, 2026, have indicated their willingness to continue in office in accordance with the provisions of section 383(2) of the companies Act 2014.

Taxation Status

The company is a close company within the meaning of the Taxes Consolidation Act, 1997

Statement on Relevant Audit Information

In accordance with section 330 of the Companies Act 2014, so far as each of the persons who are Directors at the time of this report is approved are aware, there is no relevant audit information of which the statutory auditors are unaware. The Directors have taken all steps that they ought to have taken to make themselves aware of any relevant audit information and they have established that the statutory auditors are aware of that information

Accounting Records

To ensure that adequate accounting records are kept in accordance with Sections 281 to 285 of the Companies Act 2014, the Directors have employed appropriately qualified accounting personnel and have maintained appropriate computerised accounting systems.

Political Donations

The Group made no political donations during the current or preceding financial year.

Signed on behalf of the board:

Signed by:
E43F00A6B3B1444...

Haggai Alon
CEO and Director

Date: 9-September-2026

Signed by:
02764850373E4ED...

Amir Bader
Interim CFO and Director

Date: 9-September-2026

DIRECTORS' RESPONSIBILITIES STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2023

The Directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable Irish law and regulations.

Irish company law requires the Directors to prepare financial statements for each financial year. Under the law the Directors have elected to prepare the financial statements in accordance with the Companies Act 2014 and International Financial Reporting Standards (IFRS) as adopted by the European Union". Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Group as at the financial year end date and of the profit or loss of the Group for the financial year and otherwise comply with the Companies Act 2014.

In preparing these financial statements, the Directors are required to:

- select suitable accounting policies for the Group financial statements and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether the financial statements have been prepared in accordance with applicable accounting standards, identify those standards, and note the effect and the reasons for any material departure from those standards; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for ensuring that the Group keeps or causes to be kept adequate accounting records which correctly explain and record the transactions of the Group, enable at any time the assets, liabilities, financial position and profit or loss of the Group to be determined with reasonable accuracy and enable them to ensure that the financial statements and Directors' report comply with the Companies Act 2014 and enable the financial statements to be audited. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Signed on behalf of the board:

Signed by:
E43F00A6B3B1444...

Haggai Alon
CEO and Director

Date: 9-September-2026

Signed by:
02764850373E4ED...

Amir Bader
Interim CFO and Director

Date: 9-September-2026

bakertilly

Independent auditor's report to the members of SMX (Security Matters) PLC

For the purpose of this report, the terms "we" and "our" denote Baker Tilly Ireland Audit Limited in relation to Irish legal, professional and regulatory responsibilities and reporting obligations to the members of SMX (Security Matters) PLC. For the purposes of the table on pages 27 to 28 that sets out the key audit matters and how our audit addressed the key audit matters, the terms "we" and "our" refer to Baker Tilly. The Group financial statements, as defined below, consolidate the accounts of SMX (Security Matters) PLC and its subsidiaries (the "Group"). The "Company" is defined as SMX (Security Matters) PLC, as an individual entity. The relevant legislation governing the Company is the Irish Companies Act 2014 ("Companies Act 2014").

Opinion

We have audited the financial statements of SMX (Security Matters) PLC for the year ended 31 December 2023.

The financial statements that we have audited comprise:

- the Consolidated Statement of Financial Position;
- the Consolidated Statement of Comprehensive Loss;
- the Consolidated Statement of Changes in Equity ;
- the Consolidated Statement of Cash Flows
- Company statements of Financial Position, and
- related notes 1 to 24 to the consolidated financial statements, including material accounting policies.

The financial reporting framework that has been applied in the preparation of the Group and Company's financial statements is Irish Law and International Financial Reporting Standards ('IFRS') as adopted by the European Union.

In our opinion the financial statements:

- give a true and fair view of the state of the Group's and of the Company's affairs as at 31 December 2023 and of the Group's loss for the year then ended;
- have been properly prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union; and
- have been prepared in accordance with the requirements of the Companies Act 2014.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are further described in the Auditor Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Ireland, including the Ethical Standard for Auditors (Ireland) issued by the Irish Auditing and Accounting Supervisory Authority (IAASA) as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion

Material uncertainty relating to going concern

We draw attention to Note 1.D and Note 2 in the financial statements, which describe the matters relating to the Company's ability to continue as a going concern. As disclosed in those notes, the Company has incurred significant operating losses, has accumulated losses, has not generated sustainable recurring revenue and remains dependent on future financing and the successful execution of its commercialisation strategy. These events and conditions, together with the other matters set out in Note 1.D and Note 2, indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Our evaluation of the Directors' assessment of the Group's and the Company's ability to continue to adopt the going concern basis of accounting included:

- Obtaining an understanding of the controls and governance over the going concern assessment.
- Evaluating the directors' assessment of going concern, including cash flow forecasts to 30 September 2027 and whether available liquidity is sufficient to fund forecast operating expenditure and debt repayments throughout the assessment period.
- Assessing the reasonableness of management's forecasts of cash flows, including testing their mechanical accuracy and performing sensitivity analysis.
- Performing a "stand back" review to assess whether the overall conclusion on going concern was consistent with audit evidence obtained.
- Evaluating the adequacy and consistency of disclosures in the financial statements relating to going concern and material uncertainty.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Overview of our audit approach

Scope	Our audit was scoped by obtaining an understanding of the Group, including the Company, and its environment, including the Group's system of internal control, and assessing the risks of material misstatement in the financial statements. We also addressed the risk of management override of internal controls, including assessing whether there was evidence of bias by the directors that may have represented a risk of material misstatement. In devising our audit plan we assessed the Financial Statements by classes of transactions, accounts balances and disclosures to determine the risks of material misstatement and the levels of testing to be performed. Where these were disaggregated across separate components which were determined not to represent pose significant risks of material misstatement, these were subject to analytical procedures.

Materiality	**2023**	
Group	$498,479	2.5 % of recurring expenses

Key audit matters	
Recurring	• Going concern (See material uncertainty relating to going concern section) • Valuation of intangible assets

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those matters which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of intangible assets	
Key audit matter description	At 31 December 2023, the Group recognised goodwill of £33.0 million and intangible assets of £16.5 million, including internally generated development costs and acquired intangible assets arising from the acquisition of TrueGold. There is a risk that the recoverable amount of these assets is not appropriately determined. The assessment involves significant management judgement and estimation, particularly in relation to the assumptions used in the discounted cash flow valuation model, including forecast cash flows, growth rates and discount rates. Given the Group remains pre-revenue and the goodwill and intangible asset balances represent a significant proportion of total assets, the valuation was particularly sensitive to assumptions regarding future commercialisation, revenue generation and discount rates, requiring significant audit judgement. Given the level of estimation uncertainty associated with these assumptions, we considered the valuation of goodwill and intangible assets to be a key audit matter. Refer to the accounting policies in note 2,3 and 7 of the financial statements.
How the scope of our audit responded to the key audit matter	Our audit procedures included: • Performed a walkthrough of management's process for recognising and valuing internally generated development costs, acquired intangible assets and goodwill, including the impairment assessment and supporting cash flow forecasting process; • Reviewing management's impairment assessment and evaluating the discounted cash flow model used to determine the recoverable amount of goodwill and intangible assets;

	• Challenging the key assumptions applied by management, including forecast cash flows, growth rates and discount rates; • Engaging our valuation specialists to assess the reasonableness of the valuation methodology and key assumptions used; • Testing the capitalisation of development expenditure and assessing compliance with the recognition criteria of IAS 38; • Assessing whether indicators of impairment existed and reviewing the sensitivity analyses prepared by management; and • Reviewing the adequacy of the related financial statement disclosures.
Key observations	No material misstatement was identified.

Our application of materiality

Our definition of materiality considers the value of error or omission on the financial statements that, individually or in aggregate, would change or influence the economic decision of a reasonably knowledgeable user of those financial statements. Misstatements below these levels will not necessarily be evaluated as immaterial as we also take account of the nature of identified misstatements, and the particular circumstances of their occurrence, when evaluating their effect on the financial statements as a whole. Materiality is used in planning the scope of our work, executing that work and evaluating the results.

Materiality in respect of the Group was set at $498,479 which was determined on the basis of 2.5% of the Group's recurring expenses. Recurring expenses were considered the most appropriate benchmark for determining materiality as expenses are a key area of the financial statements and the Group remains in the development stage without sustainable revenues. The Group's performance and cash burn are primarily monitored through its operating expenditure, making this the metric most relevant to users of the financial statements in assessing the Group's financial position, performance and ability to continue as a going concern.

Performance materiality is the application of materiality at the individual account or balance level, set at an amount to reduce, to an appropriately low level, the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality for the financial statements as a whole.

Performance materiality for the Group was set at $299,087 which represents 60% of the above materiality levels.

The determination of performance materiality reflects our assessment of the risk of undetected errors existing, the nature of the systems and controls and the level of misstatements arising in previous audits.

We agreed to report any corrected or uncorrected adjustments exceeding $24,923, which is set at 5% of materiality, to the Board of Directors as well as differences below this threshold that in our view warranted reporting on qualitative grounds.

Overview of the scope of the Group and Company audits

Our assessment of audit risk, evaluation of materiality and our determination of performance materiality sets our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. This assessment takes into account the size, risk profile, organisation /

distribution and effectiveness of group-wide controls, changes in the business environment and other factors such as recent internal audit results when assessing the level of work to be performed at each component.

In considering the risk of material misstatement to the consolidated financial statements, we gave specific consideration to the classes of transactions, account balances and disclosures (COTABDs) within those financial statements, and their distribution between the components of the group. Our audit procedures were then tailored based upon this distribution and our assessments of risk.

In assessing the risk of material misstatement to the consolidated financial statements, and to ensure we had adequate quantitative and qualitative coverage of significant accounts in the consolidated financial statements, of the 11 reporting components of the group, we identified 5 components in the Republic of Ireland, Israel and Australia which represent the principal business units within the Group.

Full scope audits - Of the 5 components selected, audits of the complete financial information of 5 components were undertaken, these entities were selected based upon their size or risk characteristics.

The group audit team determined the overall plan, issuing detailed instructions to, and analysing the audit findings of, the component auditors in Israel through a combination of group planning meetings and calls, provision of group instructions, review and challenge of related component interoffice reporting and of findings from their working papers and weekly interaction on audit and accounting matters which arose.

The control environment

We evaluated the design and implementation of those internal controls of the Group, including the Company, which are relevant to our audit, such as those relating to the financial reporting cycle.

We deployed our internal IT audit specialists to get an understanding of the general IT environment.

Reporting on other information

The other information comprises the information included in the annual report other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2014

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the directors' report for the financial year is consistent with the financial statements; and
- the directors' report has been prepared in accordance with applicable legal requirements.

We have obtained all the information and explanations which, to the best of our knowledge and belief, are necessary for the purposes of our audit.

In our opinion the accounting records of the Company were sufficient to permit the financial statements to be readily and properly audited; and the financial statements are in agreement with the accounting records.

Matters on which we are required to report by exception

Based on the knowledge and understanding of the Group and the Company and their environment obtained in the course of the audit, we have not identified any material misstatements in the directors' report.

The Companies Act 2014 requires us to report to you if, in our opinion, the requirements of any of sections 305 to 312 of the Act, which relate to disclosures of directors' remuneration and transactions are not complied with by the Company. We have nothing to report in this regard.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or Company or to cease operations, or have no realistic alternative but to do so.

Auditor responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the financial statements is located on the IAASA's website at: https://iaasa.ie/publications/description-of-the-auditors-responsibilities-for-the-audit-of-the-financial-statements/. This description forms part of our auditor's report.

Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud.

These audit procedures were designed to provide reasonable assurance that the financial statements were free from fraud or error. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error and detecting irregularities that result from fraud is inherently more difficult than detecting

those that result from error, as fraud may involve collusion, deliberate concealment, forgery or intentional misrepresentations. Also, the further removed non-compliance with laws and regulations is from events and transactions reflected in the financial statements, the less likely we would become aware of it.

Identifying and assessing potential risks arising from irregularities, including fraud

The extent of the procedures undertaken to identify and assess the risks of material misstatement in respect of irregularities, including fraud, included the following:

- We considered the nature of the technology sector in which the Group and the Company operates, the control environment, business performance including remuneration policies and the Group's, including the Company's, own risk assessment that irregularities might occur as a result of fraud or error. From our sector experience and through discussion with the directors, we obtained an understanding of the legal and regulatory frameworks applicable to the Group focusing on laws and regulations that could reasonably be expected to have a direct material effect on the financial statements, such as provisions of the Companies Act 2014, Irish tax legislation or those that had a fundamental effect on the operations of the Group.
- We enquired of the directors and management concerning the Group's and the Company's policies and procedures relating to:
    - identifying, evaluating and complying with the laws and regulations and whether they were aware of any instances of non-compliance;
    - detecting and responding to the risks of fraud and whether they had any knowledge of actual or suspected fraud; and
    - the internal controls established to mitigate risks related to fraud or non-compliance with laws and regulations.

- We assessed the susceptibility of the financial statements to material misstatement, including how fraud might occur by evaluating management's incentives and opportunities for manipulation of the financial statements. This included utilising the spectrum of inherent risk and an evaluation of the risk of management override of controls. We determined that the principal risks were related to posting inappropriate journal entries to increase revenue or reduce costs, creating fictitious transactions to hide losses or to improve financial performance, and management bias in accounting estimates particularly in determining valuation of intangible assets.

Audit response to risks identified

In respect of the above procedures:

- we corroborated the results of our enquiries through our review of the minutes of the Group's and the Company's audit committee meetings, inspection of the regulatory correspondence and correspondences from the regulators;
- audit procedures performed by the engagement team in connection with the risks identified included:
    - reviewing financial statement disclosures and testing to supporting documentation to assess compliance with applicable laws and regulations expected to have a direct impact on the financial statements.
    - testing journal entries, including those processed late for financial statements preparation, those posted by infrequent or unexpected users, those posted to unusual account combinations;
    - evaluating the business rationale of significant transactions outside the normal course of business, and reviewing accounting estimates for bias;
    - enquiry of management around actual and potential litigation and claims.
    - challenging the assumptions and judgements made by management in its significant accounting estimates, in particular those relating to the determination of valuation of intangible assets as reported in the key audit matter section of our report; and

- The Senior Statutory Auditor considered the experience and expertise of the engagement team to ensure that the team had the appropriate competence and capabilities; and
- we communicated relevant laws and regulations and potential fraud risks to all engagement team members, and the component auditors and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Other requirements

We were appointed by the Directors on June 10, 2026. The period of total uninterrupted engagement including previous renewals and reappointments of the firm is 1 year.

We did not provide any non-audit services which are prohibited by the IAASA's Ethical Standard to the Group or the Company, and we remain independent of the Group and the Company in conducting our audit.

Use of our report

This report is made solely to the Company's members, as a body, in accordance with section 391 of the Companies Act 2014 (Ireland). Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Ahmer Khan
Statutory Auditor
for and on behalf of
Baker Tilly Ireland Audit Limited
Chartered and Certified Accountants & Statutory Audit Firm
1st Floor, Scotch House,
6/7 Burgh Quay
Dublin

Date: 10 September 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2023	December 31, 2022
		US$ in thousands	
Non-current assets			
Intangible assets, net	3,7	16,486	5,027
Goodwill	3	32,957	-
Property, plant and equipment, net	5	411	555
Right of use assets	11	389	414
Investment in associated companies	6	115	221
Total non-current assets		**50,358**	**6,217**
Current assets			
Cash and cash equivalents		168	1,398
Other current receivables	4	634	3,673
Total current assets		**802**	**5,071**
Creditors: Amounts falling due within one year			
Current liabilities			
Trade payables		10,515	2,972
Other payables	12	2,483	650
Convertible notes	8	377	563
Warrants - derivative financial liability	9	1,143	-
Pre-paid advance	10	700	-
Bridge loans liabilities	9	1,750	-
Convertible promissory note	8	1,013	-
Borrowings from related parties	13	-	710
Lease liabilities	11	41	30
Total current liabilities		**18,022**	**4,925**
Net Current Assets		**(17,220)**	**146**
Creditors: Amounts falling due after one year			
Non-current liabilities			
Lease liabilities	11	411	440
Bridge loans liabilities	9	483	3,682
Long term payables		-	85
Total non-current liabilities		**894**	**4,207**
Net Assets		**32,244**	**2,156**
Equity			
Issued capital and share premium	14	62,901	32,713
Foreign currency translation reserve		(491)	(537)
Accumulated losses		(50,934)	(30,020)
Total equity attributable to owners of the parent		**11,476**	**2,156**
Non- controlling interest		20,768	-
Total equity		**32,244**	**2,156**

Amir Bader, Chief Financial Officer

Haggai Alon, Chief Executive Officer

9-September, 2026

These financial statements were authorised for issue by the signees on April 19, 2024

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
US$ in thousands

	Note	Year ended December 31, 2023	Year ended December 31, 2022
		US$ in thousands	
Research and development expenses	15	2,711	1,898
Selling and marketing expenses		661	569
General and administrative expenses	16	16,567	2,723
Listing expenses		16,802	-
Operating loss		**(36,741)**	**(5,190)**
Finance expenses		7,891	1,128
Finance income		1,580	28
Gain from remeasurement of investment in associated company		22,164	-
Share of net profit (loss) of associated companies	6	(101)	106
Loss before income tax		**(20,989)**	**(6,184)**
Income tax	17	-	-
Loss for the financial year		**(20,989)**	**(6,184)**
Other comprehensive loss:			
Exchange losses arising on translation of foreign currency operations		(283)	(760)
Total other comprehensive loss		(283)	(760)
Total comprehensive loss		**(21,272)**	**(6,944)**
Loss for the financial year attributable to:			
Equity holders of the Company		(20,914)	-
Non- controlling interest		(75)	-
Basic and diluted loss per share attributable to shareholders	18	(7.82)	*(8.47)

* Restated as a result of the SPAC transaction and after giving effect to the reverse share split (see also Note 1.B)

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
US$ in thousands

	Issued capital and Share premium	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
Balance as of January 1, 2023	**32,713**	**(537)**	**(30,020)**	**2,156**	**-**	**2,156**
Comprehensive loss						
Loss for the financial year	-	-	(20,914)	(20,914)	(75)	(20,989)
Other comprehensive income	-	46	-	46	17	63
Total comprehensive loss	-	46	(20,914)	(20,868)	(58)	(20,926)
Issuance of shares, net	4,896	-	-	4,896	-	4,896
Recapitalization due to issuance of shares following the SPAC transaction, net	11,460	-	-	11,460	-	11,460
Share-based compensation	3,269	-	-	3,269	-	3,269
Conversion of financial liabilities to shares	5,955	-	-	5,955	-	5,955
Exercise of options into shares	10	-	-	10	-	10
Issuance of shares and warrants B, net (See note 14.B.3)	1,837	-	-	1,837	-	1,837
Conversion of warrants A to ordinary shares (See note 14.B.3)	1,008	-	-	1,008	-	1,008
Exercise of warrants B, net (See note 14 B.3)	888	-	-	888	-	888
Issuance of warrants B after reset (See note 14 B.3)	865	-	-	865	-	865
Non-controlling interests arising from initially consolidated companies	-	-	-	-	20,826	20,826
Balance as of December 31, 2023	**62,901**	**(491)**	**(50,934)**	**11,476**	**20,768**	**32,244**

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
US$ in thousands

	Issued capital and Share premium	Foreign currency translation reserve	Accumulated loss	Total equity
Balance as of January 1, 2022	**31,504**	**223**	**(23,836)**	**7,891**
Comprehensive loss				
Loss after income tax for the year	-	-	(6,184)	(6,184)
Other comprehensive loss for the year	-	(760)	-	(760)
Total comprehensive loss for the year	-	(760)	(6,184)	(6,944)
Issuance of shares, net	182	-	-	182
Share-based compensation	306	-	-	306
Issuance of options to acquire intangible asset	721	-	-	721
Balance as of December 31, 2022	**32,713**	**(537)**	**(30,020)**	**2,156**

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
US$ in thousands

	Year ended December 31, 2023	Year ended December 31, 2022
Cash flows from operating activities:		
Loss before tax for the year	(20,914)	(6,184)
Share based compensation	3,269	306
Depreciation and amortization	225	290
Decrease (increase) in other current receivables	2,938	(2,936)
Increase in trade payables	2,074	2,217
Increase (decrease) in other payables	(235)	114
Increase (decrease) in other liabilities	19	17
Revaluation of financial liabilities at fair value	1,496	387
Interest expenses	4,281	51
Revaluation of convertible notes	(382)	-
Remeasurement of investment in associated company	(22,164)	-
Provision of borrowing to related parties	-	621
Share in (earnings) losses of associated companies, net	101	(106)
Issuance of options to underwriters	11	-
SPAC transaction - listing costs	16,802	-
Net cash flow used in operating activities	**(12,479)**	**(5,223)**
Cash flows from investing activities:		
Purchase of property, plant and equipment	(60)	(152)
Capitalized development cost	(976)	(975)
Net cash flow used in investing activities	**(1,036)**	**(1,127)**
Cash flows from financing activities:		
Payments of borrowings to related parties	-	(172)
Payment of lease liabilities	(42)	(55)
Proceeds from issuance of shares, warrants A and B, net (see note 14 B.3)	2,630	-
Exercise of warrants B (see note 14 B.3)	642	-
Proceeds from issuance of convertible notes (see note 8.A)	250	581
Advance payment for equity, net (see note 10)	2,679	-
Repayment of bridge loans (see note 9)	(30)	-
Proceeds from issuance of shares, net	-	182
Proceeds from issuance of bridge loans and warrants (see note 9)	550	3,310
Proceeds from issuance of promissory note (see note 8.C)	2,356	-
Issuance of shares in the SPAC transaction, net	2,919	-
Net cash flow from financing activities	**11,954**	**3,846**
Increase (decrease) in cash and cash equivalents	**(1,561)**	**(2,504)**
Cash and cash equivalents at beginning of year	**1,398**	**4,171**
Exchange rate differences on cash and cash equivalent	331	(269)
Cash and cash equivalents at end of year	**168**	**1,398**

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
US$ in thousands

	Year ended December 31, 2023	Year ended December 31, 2022
Appendix A – Non-cash transactions during the year:		-
Conversion of liability to ordinary shares (see note 10)	2,300	-
Conversion of warrants A to ordinary shares (see note 14.B.3)	1,008	-
Conversion of bridge loans and derivative financial liability to ordinary shares	5,192	-
Exercise of warrants ($2,910) and options ($15) into ordinary shares (see note 9)	2,925	-
Conversion of convertible notes to ordinary shares	175	-
Conversion of liability to ordinary shares (see note 14)	3,030	-
Elimination of carrying value of previously held associate investment on business combination (see note 3)	(22,164)	-

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
PARENT COMPANY STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2023	December 31, 2022
		US$ in thousands	
Non-Current assets			
Intercompany balances with subsidiaries and related parties		9,730	
Investment in subsidiaries and related parties *		17,749	-
Total non-current assets		**27,479**	-
Current assets			
Cash and cash equivalents		4	-
Other current receivables	4	133	-
Total current assets		**137**	-
Creditors: Amounts falling due within one year			
Current liabilities			
Trade payables		8,614	-
Other payables	12	1,569	-
Convertible notes	8	377	-
Warrants - derivative financial liability	9	1,143	-
Pre-paid advance	10	700	-
Bridge loans liabilities	9	1,750	-
Convertible promissory note	8	1,013	-
Total current liabilities		**15,166**	-
Net Current Assets		**(15,029)**	-
Creditors: Amounts falling due after one year			
Non-current liabilities			
Bridge loans liabilities	9	483	-
Total non-current liabilities		**483**	-
Net Assets		**11,967**	-
Equity			
Issued capital and share premium	14	62,901	-
Loss for the period		(20,914)	
Accumulated losses prior years		(30,020)	-
Total equity		**11,967**	-

* Investment in subsidiaries and related parties is accounted for using the equity method in accordance with IAS 27 and IAS 28.

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)

NOTE 1 - GENERAL:

A. SMX (Security Matters) Public Limited Company ("Security Matters" or the "Company" and together with its subsidiaries, the "Group") was incorporated on July 1, 2022, under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Group integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Group's nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX's technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Group's technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

The Group provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform.

Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

B. The SPAC transaction:

On March 7, 2023 (the "Closing Date") the Company completed its SPAC transaction (the "Business Combination") with Lionheart III Corp ("Lionheart"), following that Lionheart and Security Matters PTY Ltd. (formerly named Security Matters Limited, which was incorporated in May 2018 under Australian law) became the Company's wholly-owned subsidiaries and the Company listed its ordinary shares and public warrants on the NASDAQ stock market under the tickers SMX and SMXWW, respectively. On July 26, 2022, Security Matters PTY Ltd. and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (the "BCA") and accompanying scheme implementation deed ("SID"). Under the BCA, the existing Lionheart shareholders received the Company's shares and warrants in exchange for their existing Lionheart shares and warrants and all shares existed in Security Matters PTY Ltd. were cancelled in return for the Company's shares and resulting in Security Matters PTY Ltd. becoming a wholly owned subsidiary of the Company. Security Matters PTY Ltd. shareholders received consideration of 1 ordinary share per 10.3624 Security Matters PTY Ltd. shares, having an implied value of $10.00 per ordinary share and the Company became the holder of all of the issued shares in Security Matters PTY Ltd. and Lionheart, with Security Matters PTY Ltd.

being delisted from the Australian Stock Exchange. The Business Combination resulted in 97.58% redemption by Lionheart's public shareholders which resulted in leaving $3,061 of funds remaining in the trust account.

The result of the merger between the Company and Security Matters PTY Ltd. as described in this Note, is that legally the Company owns the entire share capital of Security Matters PTY Ltd.

Accordingly, for financial reporting purposes, Security Matters PTY Ltd. (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY Ltd. and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY Ltd. at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802, between the fair value of the shares deemed to have been issued by Security Matters PTY Ltd. and the fair value of the Company's identifiable net assets represent a payment for the service of obtaining a Stock Exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

The Company is initially consolidated in the financial statements from the closing date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921) and trade and other payables and warrants ($10,127) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1. The assets and liabilities of Security Matters PTY Ltd. have been recognised and measured in these consolidated financial statements at their pre-combination carrying amounts.
2. The retained earnings and other equity balances recognised in those consolidated financial statements are the retained earnings and other equity balances of Security Matters PTY Ltd. immediately before the Business Combination.
3. The amount recognised as issued equity instruments in these consolidated financial statements has been determined by adding to the issued equity of Security Matters PTY Ltd. immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY Ltd. (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and nominal value of shares of the Company issued in the reverse acquisition transaction.
4. The statement of comprehensive loss reflects that of Security Matters PTY Ltd. for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY Ltd. for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

C. On October 3, 2023, the Company has signed an agreement with True Gold Consortium Pty Ltd.'s ("TrueGold") shareholders to acquire an additional 7.5% which will increase the Company's holdings to 51.9% in TrueGold and result in the Company's gain control over TrueGold, See also Note 3.

D. The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2023, the Group had incurred significant accumulated losses, continued to generate operating losses and negative operating cash flows, and had not yet established sustainable recurring revenues. These

conditions indicate that the Group remains dependent on external sources of financing to fund its operations and business development activities.

The Group is a growth-stage technology company focused on the development and commercialization of its proprietary technologies. During 2023, the Group remained in the commercialization phase of its business strategy and continued to invest in research and development, market adoption initiatives, strategic partnerships, and operational infrastructure required to support future growth.

Management expects that future cash inflows will be generated through the successful commercialization of the Group's technology platform, expansion of customer relationships, execution of commercial agreements, and growth in future product and service sales. However, the timing and extent of such revenues remain subject to market acceptance, customer adoption, technological development, and other factors that are outside the Group's direct control.

The Directors acknowledge that the Group's accumulated losses, ongoing operating losses, negative cash flows from operations, and the absence of established recurring revenues represent conditions that indicates the existence of a material uncertainty that could cast significant doubt on the Group's ability to continue as a going concern.

In assessing the appropriateness of the going concern basis of preparation, the Directors considered the Group's cash position, existing and planned funding arrangements, available financing alternatives, and management's cash flow forecasts covering a period of at least twelve months from the date of approval of the financial statements. The assessment included consideration of the equity financing arrangements described below, the post-reporting period financing transactions disclosed in Note 24, the Group's ability to obtain additional capital if required, and management's ability to manage the timing and level of discretionary expenditures. Based on this assessment, the Directors have concluded that the Group has a reasonable expectation that it will have sufficient resources to continue its operations and meet its obligations as they fall due for at least twelve months from the date of approval of these financial statements. Accordingly, the Directors consider it appropriate to prepare the financial statements on a going concern basis.

Nevertheless, no assurance can be given that the Group will successfully execute its commercialization strategy, achieve forecast revenues, or obtain additional funding when required. Should the Group be unable to secure adequate financing or generate sufficient cash inflows from operations, it may be unable to realize its assets and discharge its liabilities in the ordinary course of business. Therefore, an uncertainty exists that may cast doubt on the Group's ability to continue as a going concern. The financial statements do not include any adjustments that may result should the Group be unable to continue as a going concern.

E. The Group operates primarily through 9 wholly owned subsidiaries and one majority owned all of which have been consolidated in these consolidated financial statements.

Controlled entity	Country of Incorporation	Percentage Owned December 31, 2023	Percentage Owned December 31, 2022
Security Matters (SMX) PLC	Ireland	100%	-
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%	-
Lionheart III Corp	USA	100%	**
SMX Circular Economy Platform PTE, Ltd.	Singapore	100%	*
SMX (Security Matters) Ireland Limited	Ireland	100%	*
SMX Fashion and Luxury	France	100%	-
TrueSilver SMX Platform Ltd.	Canada	100%	-
SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%	100%***
Security Matters Canada Ltd.	Canada	100%	100%***
SMX Beverages Pty Ltd.	Australia	100%	100%***
True Gold Consortium Pty Ltd.	Australia	51.9%***	See note 6

In addition, the Group's has the following investments in associated company:

Entity	Country of Incorporation	Percentage Owned December 31, 2023	Percentage Owned December 31, 2022
Yahaloma Technologies Inc.	Canada	50%	50%***

The proportion of ownership interest is equal to the proportion of voting power held.

* Incorporated in 2023.
** Merger occurred in March 2023 as part of the Business Combination.
*** Owned by Security Matters PTY Ltd. (formerly - Security Matters Limited) as of December 31, 2023.

F. In accordance with Section 322 of the Companies Act 2014, for the year ended 31 December 2023, the remuneration of the Group's statutory auditor, exclusive of VAT, was $215 and other non-audit services was $71.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS:

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

Basis of preparation

These financial statements for the year ended 31 December 2023 have been prepared on a going concern basis and in accordance with generally accepted accounting principles in Ireland and Irish statute comprising the Companies Act 2014 and International Financial Reporting Standards (IFRS)as adopted by the European Union. The financial statements have been prepared under the historical cost convention except for certain financial liabilities which are measured at fair value.

Principles of consolidation

The consolidated financial statements incorporate the assets, liabilities and results of SMX (Security Matters) Public Limited Company and all entities controlled by the Company as of and for the years ended December 31, 2023 and 2022. SMX (Security Matters) Public Limited Company and its subsidiaries together are referred to as the "Group" or the "consolidated entity".

Subsidiaries are entities over which the Group has control. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is obtained and continue to be consolidated until the date that control ceases.

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at fair value, and the identifiable assets acquired and liabilities assumed are recognised at their acquisition-date fair values in accordance with IFRS 3.

Intercompany balances, transactions, income and expenses are eliminated in full on consolidation. Unrealised gains and losses arising from intra-company transactions are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

The financial statements of subsidiaries are adjusted, where necessary, to ensure consistency with the accounting policies adopted by the Group.

Investments in associated companies and Joint ventures

Associates are entities over which the Group has significant influence but not control or joint control. Significant influence is the power to participate in the financial and operating policy decisions of an investee but is not control or joint control over those policies. In assessing significant influence, the Group considers the presumption of significant influence arising from ownership of 20% or more of the voting rights of an investee, together with other relevant indicators, including representation on the board of directors, participation in policy-making processes, material transactions between the parties, interchange of managerial personnel, the provision of essential technical information and the existence of potential voting rights.

Joint arrangements are arrangements over which two or more parties have joint control. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. In assessing joint control, the Group considers the contractual arrangements, governance structure and decision-making rights associated with the arrangement to determine whether unanimous consent is required for decisions relating to the relevant activities. The Group assesses the rights and obligations arising from a joint arrangement in accordance with IFRS 11 to determine whether the arrangement is a joint operation or a joint venture.

Interests in associates and joint ventures are accounted for using the equity method and are initially recognised at cost, including directly attributable transaction costs. Under the equity method, the carrying amount of the investment is adjusted to recognise the Group's share of the profit or loss and other comprehensive income of the associate or joint venture after the date of acquisition. Distributions received from associates and joint ventures reduce the carrying amount of the investment.

The consolidated financial statements include the Group's share of the profit or loss, other comprehensive income and movements in equity of associates and joint ventures from the date significant influence or joint control commences until the date significant influence or joint control ceases.

When the Group's share of losses in an associate or joint venture equals or exceeds its interest in that entity, the Group does not recognise further losses unless it has incurred legal or constructive obligations or has made payments on behalf of the associate or joint venture.

The Group evaluates at each reporting date whether there is objective evidence that an investment in an associate or joint venture is impaired. If such evidence exists, the Group recognises an impairment loss in accordance with IAS 28 *Investments in Associates and Joint Ventures*.

The determination of whether the Group has significant influence over an investee or joint control over an arrangement requires the exercise of judgment based on the specific facts and circumstances of each investment. Significant judgments relating to the assessment of significant influence and joint control are disclosed in the Significant Judgments and Estimates note.

Reverse acquisition transaction

Business combinations involving a listed shell Group and an operating business are assessed to determine the accounting acquirer in accordance with IFRS 3 *Business Combinations*. Where the legal acquiree is determined to be the accounting acquirer, the transaction is accounted for as a reverse acquisition.

In a reverse acquisition, the consolidated financial statements are issued under the name of the legal parent but are treated as a continuation of the financial statements of the accounting acquirer. The identifiable assets acquired and liabilities assumed of the accounting acquiree are recognised and measured at their acquisition-date fair values, while the assets and liabilities of the accounting acquirer continue to be recognised at their pre-combination carrying amounts.

Where the accounting acquiree does not meet the definition of a business under IFRS 3, the transaction is accounted for as a share-based payment transaction in accordance with IFRS 2. Any excess of the fair value of the deemed consideration transferred over the fair value of the identifiable net assets acquired is recognised as an expense representing the service received, including access to a Stock Exchange listing.
The equity structure presented in the consolidated financial statements reflects the legal capital structure of the legal parent, including the shares issued as part of the transaction, while the retained earnings and other reserves reflect those of the accounting acquirer immediately before the transaction.

Significant judgment – determination of accounting acquirer and accounting treatment of the reverse recapitalization transaction

The Group exercised significant judgment in determining the accounting acquirer and the appropriate accounting treatment for the transaction completed on 8 March 2022.

Management concluded that Security Matters Pty Ltd was the accounting acquirer despite being the legal acquiree. In reaching this conclusion, management considered factors including the relative voting rights of shareholders following the transaction, the composition of the Board of Directors and senior management, and the ability to direct the relevant activities of the combined entity.

Management further assessed whether Security Matters Public Limited Company constituted a business as defined in IFRS 3 and concluded that it did not. The Group determined that substantially all of the value acquired related to cash, marketable securities and the Stock Exchange listing, and that the entity did not possess the inputs and substantive processes necessary to meet the definition of a business.

Accordingly, the transaction was not accounted for as a business combination under IFRS 3. Instead, it was accounted for as a share-based payment transaction in accordance with IFRS 2, whereby the excess of the fair value of the deemed consideration transferred over the fair value of the identifiable net assets acquired was recognized as a listing expense. The determination of the accounting acquirer and the assessment of whether the legal acquirer constituted a business required significant judgment and had a material effect on the Group's financial statements.

Foreign currency

The consolidated financial statements are prepared in US Dollars which is the functional and presentation currency of the Group. Security Matters (SMX) PLC functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of True Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty Ltd.'s functional currency is Australian Dollars. The functional currency of SMX (Security Matters) Israel Ltd. is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of True Gold consortium Security Matters PTY Ltd is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 ("The Effects of Changes in Foreign Exchange Rates"). Accordingly, transactions and balances have been converted as follows:

- Assets and liabilities – at the rate of exchange applicable at the reporting date.
- Expense items – at annual average rate at the statements of financial position date.
- Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
- Accumulated losses was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
- Exchange gains and losses from the aforementioned conversion are recognised in the statement of other comprehensive loss in Foreign Currency Translation Reserve.

Issue of a unit of financial instruments

The issue of a unit of financial instruments such as a financial liability (e.g., a loan) and free-standing derivative (e.g. warrants) involves the allocation of the proceeds received (before issuance costs) to financial derivatives and other financial instruments measured at fair value in each period and to financial liabilities that are measured at amortized cost, with residual allocated to equity instruments. Issuance costs are allocated to each component pro rata to the amounts determined for each component in the unit.

Governmental grants

Government grants received for the use of research and development activities, for which the Group undertook to pay royalties to the state, contingent on future sales arising from this financing, were treated as forgivable loans. The grant was recognised as a liability in the financial statements, except when there is reasonable assurance that the Group will comply with the conditions for the forgiveness of the loan, then it would be recognised as a government grant. When the loan bears a below-market rate of interest, the liability is recognised at its fair value in accordance with the market interest rate prevailing at the time of receiving the grant. The difference between the consideration received and the liability recognised at inception was treated as a government grant and recognised as a reimbursement of research

expenses. The repayment of the liability to the state is reviewed every reporting period, with changes in the liability resulting from a change in the expected royalties recognised in profit or loss.

Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

A. In the principal market for the asset or liability; or
B. In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Fair Value Measurement of Level 3 Financial Instruments

The Group measures certain financial liabilities at fair value, including derivative liabilities, warrant liabilities and certain convertible instruments. The determination of fair value for these instruments requires the use of valuation techniques incorporating significant unobservable inputs and assumptions and therefore involves significant management judgment.

Significant assumptions used in the valuation process may include expected share price volatility, expected term, discount rates, probability-weighted outcomes of future events and assumptions relating to conversion, redemption or exercise features. As these inputs are not readily observable in the market, changes in one or more assumptions could result in materially different fair value measurements and corresponding gains or losses being recognised in profit or loss.
Accordingly, the Group classifies these instruments within Level 3 of the IFRS 13 fair value hierarchy.

Further information regarding valuation techniques, significant unobservable inputs, sensitivity analyses and reconciliations of Level 3 balances is provided in Note 23.

Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statements of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3 - Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets and Other receivables

Financial assets

The Group classifies its financial assets on initial recognition based on both the Group's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Other receivables

Other receivables are financial assets measured at amortized cost. These assets are held within a business model whose objective is to collect contractual cash flows, and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Other receivables are initially recognised at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses.

The Group recognizes impairment allowances in accordance with the expected credit loss model prescribed by IFRS 9.

The Group had no financial assets classified as fair value through profit or loss as of 31 December 2023.

Financial liabilities

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognised at fair value less transaction costs that are directly attributable to the issue of financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, which ensures that any interest expense over the period is at a constant interest rate on the balance of the liability carried in the statement of financial position, except for financial liabilities which are measured at fair value through profit or loss.

Derivative financial liabilities measured at fair value through profit or loss

The Group's financial liabilities measured at fair value through profit or loss comprise derivative financial instruments, including warrants, options and other contracts linked to the Group's own equity instruments.

A financial instrument is classified as a derivative when (i) its value changes in response to changes in a specified underlying variable, such as the Group's share price, an interest rate, foreign exchange rate, market index or other relevant observable variable, (ii) it requires no initial net investment or an initial net investment that is smaller than would be required for other contracts expected to have a similar response to changes in market factors, and (iii) it is settled at a future date. The Group's warrants, options and certain other equity-linked instruments meet the definition of derivatives because their value changes in response to changes in the Group's share price or other specified underlying variables, they generally require little or no initial net investment and they provide for settlement at a future date.

In accordance with IAS 32 *Financial Instruments: Presentation*, such instruments are classified as financial liabilities where they do not meet the definition of an equity instrument. Derivative contracts on the Group's own equity instruments are classified as equity only when they will be settled by exchanging a fixed amount of cash, or another financial asset, for a fixed number of the Group's own equity instruments (the "fixed-for-fixed" criterion). Instruments that do not satisfy these requirements are classified as derivative financial liabilities.

Derivative financial liabilities are initially recognised at fair value. Transaction costs are recognised in profit or loss as incurred.

Subsequent to initial recognition, these liabilities are measured at fair value at each reporting date, with changes in fair value recognised in profit or loss.

Impairment of non-financial assets

Intangible assets and goodwill that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset's fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Impairment of goodwill and intangible assets

The Group reviews goodwill for impairment at least once a year or more frequently if events or changes in circumstances indicate that there is impairment. Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit to which the goodwill has been allocated. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

The carrying values of the long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset's recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate project future cash flows, among other factors. Future events and changing market conditions may impact on the assumptions as to prices, costs or other factors that may result in changes to the estimates of future cash flows. If the Group concludes that a definite or indefinite long-lived intangible asset is impaired, the Group recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment.

Following recognition of an impairment loss, the asset's revised carrying amount (being its recoverable amount) becomes the new basis for subsequent amortisation or depreciation over its remaining useful life

Goodwill acquired in a business combination is allocated, from the acquisition date, to the cash-generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. Each CGU or group of CGUs to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the CGU may be impaired.

At each reporting date, the Group assesses whether there is any indication that an impairment loss recognised in prior periods for assets other than goodwill may no longer exist or may have decreased. If such indication exists, the Group estimates the recoverable amount of the asset or CGU. An impairment loss previously recognised is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortisation or depreciation, had no impairment loss been recognised in prior years.

Impairment losses recognised in respect of goodwill are not reversed in subsequent periods.

Property, plant and equipment

Items of property, plant and equipment are initially recognised at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

	%
Computers	33
Machines and equipment	20
Furniture and office equipment	10
Leasehold improvements	8

Leasehold improvements are depreciated over the term of the expected lease including optional extension, or the estimated useful lives of the improvements, whichever is shorter.

Reimbursement of research and development expenses

The Group enters into Proof of Concept ("POC") arrangements with prospective commercial counterparties to evaluate the feasibility and effectiveness of the Group's technology in specific applications. Under these arrangements, the counterparties may reimburse the Group for certain research and development activities undertaken as part of the evaluation process. The Group retains ownership and control of all intellectual property, technology, know-how and other development outputs generated during the POC activities.

The reimbursements are intended to compensate the Group for qualifying research and development expenditures incurred in performing the POC activities and are generally contingent upon the achievement of specified milestones. As the arrangements do not provide the counterparty with goods, services, licences or intellectual property rights and do not constitute contracts with customers for the purposes of IFRS 15 *Revenue from Contracts with Customers*, the related reimbursements are not recognised as revenue.

IAS 38 *Intangible Assets* does not specifically address the accounting treatment for reimbursements of research and development expenditures received from third parties. Accordingly, management applies judgement in determining the appropriate accounting treatment. The Group recognizes reimbursements receivable under POC arrangements as a reduction of the related research and development expenses in profit or loss in the period in which the underlying expenditure is incurred and entitlement to reimbursement arises

Right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability, excluding leases where the lease term is 12 months or less, or where the underlying asset is of low-value. These leases expenditures are recognised on a straight-line basis over the lease term. A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Lease liabilities

For leases other than short-term leases and leases of low-value assets, the Group recognizes a lease liability at the commencement date of the lease.

Lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate.

The Group applies the recognition exemptions available under IFRS 16 for short-term leases and leases of low-value assets. Payments associated with these leases are recognised as an expense on a straight-line basis over the lease term.

Subsequent to initial recognition, lease liabilities are increased by interest expense and reduced by lease payments made. Lease liabilities are remeasured when there is a change in future lease payments, lease term assessments, or other relevant lease modifications, with the corresponding adjustment generally recognised against the related right-of-use asset.

Capitalised technology development costs

Expenditure on research activities is recognised as an expense when incurred.
Development expenditure is capitalised only when the Group can demonstrate all of the criteria set out in IAS 38 *Intangible Assets*, namely:

- technical feasibility of completing the asset;
- intention to complete and use or sell the asset;
- ability to use or sell the asset;
- probable future economic benefits;
- availability of adequate technical, financial and other resources to complete the development; and
- ability to reliably measure the expenditure attributable to the asset.

Development costs meeting these criteria are recognised as an intangible asset and measured initially at cost.
Subsequent to initial recognition, capitalised development costs are measured at cost less accumulated amortisation and accumulated impairment losses.

Capitalised development costs are not amortized until the asset is available for its intended use. Once available for use, the assets are amortized on a straight-line basis over their estimated useful lives.

The Group currently applies the following estimated useful lives:

Asset Class	**Useful Life**
Capitalised R&D / Intellectual Property	5.5 years
Core Technology License	4 years

Intangible assets are reviewed for impairment whenever indicators of impairment exist. Intangible assets not yet available for use are tested for impairment annually.

Significant judgment – capitalization of development costs

Management exercises significant judgment in determining when the capitalization criteria under IAS 38 are satisfied. This assessment includes evaluation of technical feasibility, commercial viability, expected future economic benefits, availability of resources to complete development, and the ability to reliably measure attributable costs.

During the reporting period, the Group's capitalised development activities primarily related to:

1. Development of marker architecture for industrial applications;
2. Semi-industrial implementation of the technology; and
3. Development of the digital traceability platform.

Management concluded that the IAS 38 capitalization criteria had been satisfied based on successful completion of key technological milestones, ongoing commercial collaborations with industry partners, approved budgets, and the availability of the necessary technical and financial resources to complete development.

Share-based compensation

The Group measures the share-based expense and the cost of equity-settled transactions with employees and service providers by reference to the fair value of the equity instruments at the date at which they are granted. The Group selected the Black-Scholes model as the Group's option pricing model to estimate the fair value of the Group's options awards. The model is based on share price, grant date and on assumptions regarding expected volatility, expected life of the options, expected dividend, and a no risk interest rate. As for granted options which are settled in equity instruments, the fair value of the options at the grant date is charged to the statement of comprehensive loss over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest.

The Group maintains the 2022 Incentive Equity Plan (the "Plan"), pursuant to which equity-based awards may be granted to employees, directors, senior management, consultants and other service providers of the Group.

The purpose of the Plan is to attract, retain and motivate individuals who contribute to the long-term success of the Group and to align their interests with those of shareholders by providing an opportunity to participate in the future growth and value of the Group.

Awards under the Plan may include shares options, restricted share units, restricted shares and other equity-based incentives, as determined and approved by the Board of Directors. The specific terms of each award, including the number of instruments granted, exercise price (where applicable), vesting conditions, contractual term and other restrictions, are determined at the grant date and documented in the applicable award agreement.

Awards generally vest based on continued service over a specified vesting period, although the Board of Directors may impose additional performance, market or other conditions where appropriate. Once vested, shares options may be exercised by the holder during the applicable exercise period in accordance with the terms of the Plan and the related award agreement. Unvested awards and vested awards that are not exercised within the contractual term generally expire in accordance with the provisions of the Plan.

The Plan is administered by the Board of Directors, acting directly or through the Compensation Committee. The Compensation Committee reviews and recommends grants and award terms, while the Board of Directors retains ultimate authority for approval of awards and interpretation of the Plan. The Group's finance department is responsible for maintaining records relating to the Plan and for accounting for share-based payment transactions in accordance with IFRS 2.

The share-based payment arrangements are classified as equity-settled awards, as the Group has no present obligation to settle the awards in cash. Accordingly, the fair value of awards is measured at the grant date and recognised as an expense over the applicable vesting period, with a corresponding increase in equity.

New standards, interpretations and amendments adopted from January 1, 2023

The following amendments are effective for the period beginning January 1, 2023:

Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements);

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. The amendments aim to make accounting policy disclosures more informative by replacing the requirement to disclose 'significant accounting policies' with 'material accounting policy information'. The amendments also provide guidance under what circumstance, the accounting policy information is likely to be considered material and therefore requiring disclosure.

These amendments have no effect on the measurement or presentation of any items in the consolidated financial statements of the Group but affect the disclosure of accounting policies of the Group.

Definition of Accounting Estimates (Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors);

The amendments to IAS 8, which added the definition of accounting estimates, clarify that the effects of a change in an input or measurement technique are changes in accounting estimates, unless resulting from the correction of prior period errors. These amendments clarify how entities make the distinction between changes in accounting estimate, changes in accounting policy and prior period errors. These amendments had no effect on the consolidated financial statements of the Group.

New standards, interpretations and amendments not yet effective

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2024:

- IFRS 16 Leases (Amendment – Liability in a Sale and Leaseback);
- IAS 1 Presentation of Financial Statements (Amendment – Classification of Liabilities as Current or Non-current);
- Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements); and
- Supplier Finance Arrangements (Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures).

The following amendments are effective for the period beginning January 1, 2025:

- Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates).

The Group has performed a preliminary assessment of the amendments listed above. Based on the nature of the Group's current operations and financing arrangements, the Group does not presently expect the adoption of the amendments to IFRS 16, IAS 1 and IAS 7/IFRS 7 to have a material impact on its consolidated financial statements. These amendments are expected primarily to affect presentation and disclosure requirements rather than the recognition or measurement of assets, liabilities, income or expenses.

The Group operates internationally and is exposed to transactions denominated in foreign currencies. The amendments to IAS 21 regarding Lack of Exchangeability introduce additional guidance and disclosure requirements in circumstances where a currency cannot be exchanged into another currency. Based on information currently available, the Group does not expect the adoption of these amendments to have a material impact on the measurement of its assets, liabilities or results of operations. However, the Group continues to assess the potential impact of these amendments on future disclosures should circumstances arise in which exchangeability restrictions become relevant.

At the date of authorisation of these consolidated financial statements, the Group has not completed a detailed assessment of all potential effects of the above amendments. Accordingly, where the impact of initial application has not yet been fully determined, the Group is unable to reasonably estimate the quantitative effect, if any, on its future financial statements. The Group will continue to evaluate the impact of these amendments until their effective dates.

The Group does not expect any other IFRS Accounting Standards issued but not yet effective to have a material impact on its consolidated financial statements.

The significant accounting judgments, estimates and assumptions followed in the preparation of the financial statements, on a consistent basis, are:

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognised in the financial statements.

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate. The key assumptions made in the financial statements are discussed below.

Share based compensation

The Group measures the fair value of equity-settled share-based payment awards granted to employees, directors, consultants and service providers at the grant date in accordance with IFRS 2 *Share-based Payment*. Determining the fair value of such awards requires the application of valuation techniques and significant management judgment in selecting the appropriate assumptions.

Depending on the nature and terms of the award, the Group utilizes valuation methodologies including the Black-Scholes option pricing model and other appropriate valuation techniques. The determination of grant-date fair value requires management to estimate the following key assumptions:

- expected share price volatility;
- expected term of the award;
- risk-free interest rate;
- expected dividend yield;
- expected forfeiture rates;
- expected exercise behaviour;
- the probability of achieving non-market performance conditions, where applicable; and
- the impact of market-based vesting conditions, where applicable.

The expected volatility assumption is based on historical volatility of the Group's share price and, where considered appropriate, comparable market data. The expected term reflects management's assessment of the period over which the awards are expected to remain outstanding, taking into account contractual terms and expected exercise patterns. The risk-free interest rate is determined by reference to the yields available on government securities with maturities consistent with the expected life of the awards.

Changes in these assumptions may have a material impact on the estimated fair value of share-based awards and the amount of share-based compensation expense recognised in the consolidated statement of profit or loss. Management reviews the assumptions at each grant date and applies judgment in determining the most appropriate inputs based on the facts and circumstances surrounding each award.
The detailed valuation assumptions applied to awards granted during the reporting period are disclosed in Note 14, Share-Based Compensation.

Intangible assets

Significant judgment is required in determining whether development expenditures satisfy the capitalization criteria under IAS 38 *Intangible Assets*. Management assesses whether the conditions for capitalization have been met, including:

- determining when technical feasibility of the underlying technology has been achieved;
- assessing the probability of future economic benefits arising from the development activities;
- evaluating the expected commercial success of proof-of-concept pilots and subsequent commercialization opportunities;

- assessing the availability of adequate technical, operational and financial resources to complete development; and
- determining when the underlying technology will be available for its intended use and amortisation should commence.

The Group's capitalised development activities primarily relate to the development of marker architecture, semi-industrial implementation of the technology and the digital traceability platform.

In making these assessments, management considers technical milestones achieved, progress of proof-of-concept projects, strategic industry partnerships, approved development budgets, available funding, intellectual property protection and expected commercialization plans. Due to the innovative nature of the Group's technology and the fact that future commercialization is dependent on successful proof-of-concept projects and customer adoption, significant judgment is required in assessing the likelihood and timing of future economic benefits.

Management reviews these judgments, estimates and assumptions at each reporting date and updates them prospectively when facts and circumstances change. Where indicators of impairment exist, the related capitalised development costs are assessed for impairment in accordance with IAS 36 *Impairment of Assets*.

Financial liability at fair value

The fair value of financial liabilities measured at fair value was estimated using appropriate valuation techniques, including the Black-Scholes option pricing model and Monte Carlo simulation methodology, where applicable. These valuation techniques were designed to reflect the specific terms and conditions of the financial liabilities, as described in Notes 22 and 23, together with the Group's capital structure and the volatility of the relevant underlying inputs.
The valuation of these financial liabilities requires management to make significant judgments and estimates regarding assumptions that are not directly observable in the market. Key assumptions may include the expected volatility of the Group's share price, expected term of the instruments, risk-free interest rates, probability and timing of future financing events, probability of conversion or exercise features being triggered, and other contractual provisions specific to the underlying instruments.

Management develops these assumptions based on available market data, historical information, contractual terms and expectations regarding future events and business performance as of the reporting date. Changes in these assumptions could materially affect the estimated fair value of the financial liabilities and the resulting gain or loss recognised in profit or loss.

Given the use of significant unobservable inputs and management judgment, the fair value measurements for these financial liabilities are classified within Level 3 of the fair value hierarchy. The valuations were based on management's assumptions and projections at the reporting date and reflect the best information available under the circumstances.

Operating Segment Information

Operating Decision Maker

The Group applies IFRS 8 *Operating Segments*, which requires operating segments to be identified on the basis of internal reports regularly reviewed by the chief operating decision maker ("CODM") in order to allocate resources to the segment and assess its performance.

Management has determined that the Chief Executive Officer, together with the Board of Directors, acts as the CODM. The Group is engaged in the development and commercialization of its proprietary marking, authentication, track-and-trace and circular economy technology platform. The Group's technologies are designed to provide authentication, provenance, traceability and sustainability solutions across multiple industries through an integrated business platform.

Management monitors the operations, allocates resources and evaluates financial performance on a consolidated Group basis. The Group's operations are managed as a single business unit and the CODM reviews consolidated financial information for purposes of making operating decisions, assessing performance and allocating resources. Accordingly, management has concluded that the Group operates as one operating segment and one reportable segment for the years presented.

Revenue, operating loss, assets and liabilities are reported and reviewed by the CODM on a consolidated basis. Consequently, no separate segment revenue, profit or loss, assets or liabilities disclosures are presented.

Major Customers

The Group is in the pre-revenue stage and did not generate any revenue during the year ended December 31, 2023. Accordingly, no major customer disclosures are required.

Geographical Information

The Group's activities are conducted through entities located in multiple jurisdictions, including Ireland, Australia, , Israel and other locations (see Note 1.E.). However, the CODM does not regularly review financial information by geographical area for purposes of allocating resources or assessing performance. Accordingly, geographical information is not used in identifying operating segments.

Non-current assets are primarily attributable to the Group 's technology platform, intellectual property portfolio and related development activities.

Non-current assets by geographical area
The Group's non-current assets by geographical location were as follows:

	US$ in thousands	
	December 31, 2023	**December 31, 2022**
Australia	44,180	874
Israel	6,178	5,343
Total	**50,358**	**6,217**

NOTE 3 – TRUE GOLD BUSINESS COMBINATION

On July 29, 2020, the Group (through Security Matters Limited) signed a shareholders' agreement with W.A. Mint Pty Ltd. and TrueGold. The purpose of the agreement is to set the framework for TrueGold's activity. TrueGold's goal is to establish an industry standard with the development of an innovative system that can invisibly mark (at a molecular level), track and trace gold bars and gold through every stage of the supply chain with blockchain technology, using the Group's advanced next-generation technology. Under the terms of the agreement, TrueGold will be equally held by the above two-mentioned entities, with the goal of adding other shareholders. Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited, and W.A. Mint Pty Ltd. The Group's management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement.

The contractual arrangement establishes each party's share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Group's interests in this joint venture is accounted for using the equity method of accounting.

On October 3, 2023 (acquisition date), the Group (through its wholly owned subsidiary - Security Matters Limited) signed an agreement with TrueGold shareholders to acquire an additional 7.5% which increased the Group's holdings

to 51.9% in TrueGold and resulted in the Group gaining control over TrueGold. This strategic transaction to gain control of TrueGold diversifies the Group's operations into TrueGold's pioneering ventures in research and development and future revenue commercialization. In July 19, 2024, the Group's ownership percentage (through its wholly owned subsidiary - Security Matters Limited) in TrueGold increased from 51.9% to 52.9% as part of the PMB transaction described below in note 17(19), to exchange its shares in TrueGold for 1,022 Group shares.

The Group previously held 44.4% of the shares of TrueGold which, up to the acquisition date and the beginning of consolidation, were treated as an investment in a joint venture which accounted for under the equity method. At the time the transaction was completed and control was obtained, the balance of the investment was remeasured at fair value of $22,164 and a gain was recognised in the amount of $22,164, which was recorded in the statement of comprehensive loss (the carrying amount of the previous investment in TrueGold was approximately nil). This fair value amount was added to the consideration transferred for the calculation of goodwill, as described below.

The Group has elected to measure the non-controlling interests in TrueGold at full fair value which includes also the non-controlling interests' share in the entire goodwill of TrueGold. The fair value of the non-controlling interests in TrueGold was based on the fair value of TrueGold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as TrueGold is a private Group and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows of TrueGold and estimate of the suitable discount rate for these cash flows.

Non-controlling interest

The non-controlling interest recognised at the acquisition date amounted to US$20.826 million and was measured at fair value. The fair value was determined using a discounted cash flow methodology under the income approach. Significant valuation inputs included an after-tax discount rate (weighted average cost of capital) of 24.8%, a terminal value multiple of 4.59, a terminal growth rate of 3% and a discount for lack of marketability of 25.2%.

The significant assumptions used in estimating the fair value of TrueGold are:

1. After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2. Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3. Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of TrueGold).

The total consideration for the business combination comprised a full forgiveness of the outstanding payables from TrueGold to the Group which amounted to AUD 475 (approximately $307) at acquisition date. The calculating of any goodwill upon acquisition included also the fair value of the previous investment in TrueGold.

Acquired receivables

The acquisition of TrueGold did not include any material trade receivables or other receivables. Any acquired other receivables were immaterial and their carrying amount was considered to approximate fair value at the acquisition date. Accordingly, the disclosure requirements of IFRS 3.B64(h) relating to the fair value of acquired receivables, gross contractual amounts receivable and the best estimate of contractual cash flows not expected to be collected are not material to these financial statements.

The fair value of the identifiable assets and liabilities of TrueGold on the acquisition date:

		US$ in thousands
Cash and cash equivalents		13
Other current receivables		155
Intangible asset (core technology license)		10,449
Trade payables		277
Net identifiable assets		10,340
Non-controlling interests		(20,826)
Goodwill		32,957
Loan to TrueGold	307	
Fair value of previous investment	22,164	
		22,471

The only intangible asset identified in the purchase price allocation, and recognised as shown in the table above, represents a core technology license that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). As mentioned above, this licensee represents the current right of TrueGold to use the Group's intellectual property of technology under a license agreement signed in 2020. For the purpose of the purchase price allocation, this right was treated as a reacquired right and accordingly was recognised separately from goodwill and valued on the basis of the remaining contractual term of the related contract, regardless of whether market participants would consider potential contractual renewals. After acquisition, this intangible asset should be amortized in according to its economic useful life. At the date the December 31, 2023 financial statements were authorised for issue, management had not yet finalized its assessment regarding the asset's availability for use and useful life. Further information regarding this intangible asset is presented in Note 7.

The goodwill of US$32.96 million arose as a result of the acquisition accounting and purchase price allocation ("PPA") performed by an independent external valuation specialist from obtaining control of TrueGold.

The goodwill primarily reflects:

expected synergies from combining SMX's technology platform and commercialization strategy with TrueGold's technology and industry relationships;

- the assembled workforce and technical know-how that did not qualify for separate recognition as identifiable intangible assets under IAS 38;
- expected future growth opportunities and commercial benefits from the combined business; and
- other expected economic benefits that do not meet the criteria for separate recognition as identifiable assets.

In accordance with IAS 36, goodwill is allocated to the relevant cash-generating unit ("CGU") and is tested annually for impairment, or more frequently whenever indicators of impairment exist.

The impairment assessment compares the carrying value of the CGU, including goodwill, to its recoverable amount, which is determined using valuation techniques based on management's forecasts, expected future cash flows, growth assumptions and discount rates.

The acquired core technology license was recognised separately as an identifiable intangible asset at its acquisition-date fair value. Management concluded that no other material identifiable intangible assets met the recognition criteria of IFRS 3 at the acquisition date. The goodwill recognised is not expected to be deductible for income tax purposes.

From the acquisition date, TrueGold has contributed $155 to the consolidated loss for the financial year. If the business combination had taken place at the beginning of the year 2023, the consolidated loss for the financial year would have been increased by $692 after elimination the Group's' share of TrueGold's loss for the financial year until acquisition date.

NOTE 4 - OTHER CURRENT ASSETS:

	US$ in thousands	
	December 31, 2023	December 31, 2022
Prepaid expenses	142	*3,157
Recoverable VAT, GST and other indirect taxes	257	358
Proof of concept receivables	148	86
Other	87	72
Total	**634**	**3,673**

* Includes $3,123 for December 31, 2022, which related to the anticipated SPAC transaction costs (refer to Note 1.B).

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET:

	US$ in thousands				
	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total
Cost					
At January 1, 2023	63	1,147	65	102	1,377
Additions	15	5	7	4	31
Deductions	-	-	-	-	-
Currency translation adjustments	(3)	(6)	(3)	(4)	(16)
At December 31, 2023	75	1,146	69	102	1,392
Accumulated depreciation					
At January 1, 2023	18	699	31	74	822
Depreciation	6	151	7	16	180
Currency translation adjustments	-	(18)	(1)	(2)	(21)
At December 31, 2023	24	832	37	88	981
Net book value at December 31, 2023	**51**	**314**	**32**	**14**	**411**

	US$ in thousands				
	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total
Cost					
At January 1, 2022	81	1,233	83	99	1,496
Additions	-	135	-	17	152
Deductions	-	-	-	-	-
Currency translation adjustments	(18)	(221)	(18)	(14)	(271)
At December 31, 2022	63	1,147	65	102	1,377
Accumulated depreciation					
At January 1, 2022	20	645	33	72	770
Depreciation	4	202	7	19	232
Currency translation adjustments	(6)	(148)	(9)	(17)	(180)
At December 31, 2022	18	699	31	74	822
Net book value at December 31, 2022	**45**	**448**	**34**	**28**	**555**

NOTE 6 - INVESTMENTS IN ASSOCIATED COMPANIES:

Entity	Country of Incorporation	Percentage Owned December 31, 2023	Percentage Owned December 31, 2022
Yahaloma Technologies Inc.	Canada	50%	50%
True Gold Consortium Pty Ltd.	Australia	51.9%	44.4%

The proportion of ownership interest is equal to the proportion of voting power held.

Yahaloma Technologies Inc.

On April 30, 2019, Security Matters Ltd. signed an agreement with Trifecta Industries Inc. ("Trifecta") for the commercialization of Security Matters Ltd.'s trace technology in the diamonds and precious stone industry.

Under the terms of the agreement, Security Matters Ltd. and Trifecta established a new entity – Yahaloma Technologies Inc. ("Yahaloma"), which is equally held by Security Matters Limited and Trifecta.

Yahaloma will have the exclusive rights and responsibility to commercialize the Group's intellectual property in the area of diamonds or precious stone. Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited and Trifecta. Management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement. The contractual arrangement establishes each party's share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Group's interests in this joint venture is accounted for using the equity method of accounting.

Yahaloma is a joint venture and is accounted for using the equity method in accordance with IAS 28.

True Gold Consortium Pty Ltd

On July 29, 2020, the Group signed a shareholders' agreement with W.A. Mint Pty Ltd. and TrueGold. The purpose of the agreement is to set the framework for TrueGold's activity. TrueGold's goal is to establish an industry standard with the development of an innovative system that can mark (at a molecular level), track and trace gold bars and gold

through every stage of the supply chain with blockchain technology. Under the terms of the agreement, TrueGold will be equally held by the above two-mentioned entities, with the goal of adding other shareholders.

The Group's management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited, and W.A. Mint Pty Ltd. The Group's management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement.
During 2023, the Group acquired an additional 7.5% interest in TrueGold and obtained control. Accordingly, TrueGold ceased to be accounted for as a joint venture and has been consolidated as a subsidiary from the acquisition date. See Note 3 for further details.

SMX Beverages Pty Ltd

On February 10, 2020, the Group signed an agreement with Global BevCo Pty Ltd. ("Global BevCo"), an Australian Group for the commercialization of Group's trace technology in the alcoholic beverages industry. Under the terms of the agreement, the Group and Global BevCo established a new private entity, SMX Beverages Pty Ltd ("SMX-B"), which is equally held by the above two-mentioned entities. The Group has the exclusive rights and responsibility to commercialize the Group's intellectual property in the area of alcoholic beverages.

The joint arrangement is a joint venture and the Group's interests in its associate is accounted for using the equity method of accounting.

On December 24, 2021, the Group signed an agreement with Global BevCo to acquire the remaining 50% shares in SMX-B in exchange for 8,000,001 options of the Group at exercise price of AUD 0.4, with an expiration date of March 25, 2027. Total fair value is AUD 960,000 (USD 721,424), and the acquisition was settled on March 25, 2022. The Group assigned the consideration to technology license intellectual property. The total fair value of the options was determined according to Black-Scholes model, free rate interest of 2.5%, expected life 5 years. The acquisition agreement also provides a five-year consulting agreement to Global BevCo including AUD 13,500 per month and a 5% revenue share for referred clients.

Following the completion of the acquisition of the remaining 50% ownership interest on March 25, 2022, SMX Beverages Pty Ltd became a wholly owned subsidiary of the Group. Accordingly, the entity is no longer accounted for as a joint venture or equity-accounted investment and has been fully consolidated in the Group's consolidated financial statements from the date control was obtained.

The Group's interests in Yahaloma Technologies Inc. and, prior to obtaining control during 2023, True Gold Consortium Pty Ltd., were classified as joint ventures as defined in IFRS 11, as the contractual arrangements provided the parties with rights to the net assets of the arrangements and decisions regarding relevant activities required joint control. These investments were accounted for using the equity method in accordance with IAS 28. During 2023, the Group acquired an additional interest in TrueGold and obtained control. Accordingly, from the acquisition date TrueGold ceased to be equity accounted and was consolidated as a subsidiary. See Note 3 for further details.

The Group has assessed whether there are any significant restrictions on the ability of its joint ventures to transfer funds to the Group in the form of dividends, loan repayments or advances and is not aware of any material restrictions as of December 31, 2023.

The Group did not have any unrecognised share of losses relating to its joint ventures as of December 31, 2023 or December 31, 2022.

The Group is exposed to risks associated with its interests in joint ventures, including funding requirements, operational risks, commercialisation risks and the achievement of future business objectives. However, the Group's maximum exposure to loss from its interests in joint ventures is limited to the carrying amount of its investments together with any funding commitments specifically agreed by the parties.

Refer to Note Significant Judgments for further information regarding the assessment of joint control and classification of Yahaloma as a joint venture.

NOTE 7 - INTANGIBLE ASSETS, NET:

	US$ in thousands			
	Capitalization of development cost	Purchased license	Core Technology License	Total
	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands
COST				
As of January 1, 2023	4,372	655	-	5,027
Capitalised development cost	977	157	10,449	11,583
Currency translation adjustments	(7)	7	-	-
As of December 31, 2023	5,342	819	10,449	16,610
Accumulated amortisation				
As of January 1, 2023	127	-	-	127
Amortisation	-	-	-	-
Currency translation adjustments	(3)	-	-	(3)
As of December 31, 2023	124	-	-	124
Net book value as of December 31, 2023	**5,218**	**819**	**10,449**	**16,486**

	US$ in thousands		
	Capitalization of development cost	Purchased license	Total
	US$ in thousands	US$ in thousands	US$ in thousands
COST			
As of January 1, 2022	4,024	-	4,024
Capitalised development cost	975	721	1,696
Currency translation adjustments	(500)	(66)	(566)
As of December 31, 2022	4,499	655	5,154
Accumulated amortisation			
As of January 1, 2022	116	-	116
Amortisation	14	-	14
Currency translation adjustments	(3)	-	(3)
As of December 31, 2022	127	-	127
Net book value as of December 31, 2022	**4,372**	**655**	**5,027**

An intangible asset at the amount of $145 is being amortized. The rest of the intangible assets have not yet commenced amortisation.

Intangible assets as of December 31, 2023, consist of capitalised development costs of the Group's technology as well as the cost of the exclusive license intellectual property ($662) which includes the addition amount as a result of the acquisition of additional 50% interest in SMX Beverages Pty Ltd. The acquired rights have not yet commenced amortisation as the license had not yet commenced usage.

In addition, intangible asset as of December 31, 2023, consist also of core technology license raised from the TrueGold business combination that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). See also Note 3.

NOTE 8 - CONVERTIBLE NOTES:

Classification and measurement of convertible notes and related instruments

The Group evaluated each financing arrangement in accordance with IAS 32 Financial Instruments: Presentation, IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to determine the appropriate classification and measurement basis for each instrument and its individual components.

A. On January 25, 2023, the Group received an amount of $250 in consideration for issuance of convertible notes (the "Convertible Notes") and two types of warrants. The Convertible Notes principal amount is $250 and maturity date is the earlier between December 31, 2024, and the date of any change in control (excluding the Business Combination). The Convertible Notes have an interest rate of 15% per annum and shall be converted into ordinary shares: (1) at the note holder's discretion, at a fixed conversion price of USD 10 per ordinary share, or (2) through issuance of the Group's ordinary shares at a 20% discount.

   As part of the Convertible Note agreements, the investor was granted two types of warrants:

   (i) Bonus Warrants - 12,500 warrants to purchase ordinary shares of the Group at an exercise price of USD 11.50 per share. The Bonus Warrants have a term of five years commencing upon the closing of the Business Combination.

   (ii) Redeemable Warrants – 12,500 warrants to purchase ordinary shares of the Group at a purchase price of USD 11.50 per share. The Redeemable Warrants have a term of five years commencing upon the closing of the Business Combination. The Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for USD 5.00 per warrant. The investor has the option to decide that the Group will satisfy any or each redemption through the issuance of ordinary shares of the Group based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

   The Convertible Notes are recorded in accordance with their fair value. The Redeemable Warrants are accounted for as a derivative financial liability. Management utilised a third-party appraiser to assist them in valuing the Convertible Notes and Redeemable Warrants.

   In order to calculate the fair value of the Convertible Notes, the Group discounted the payment schedule by a discount rate of 32.2%.

   The fair value of the Redeemable Warrants was calculated using Monte-Carlo simulation model with expected volatility of 73.74% and the risk-free interest rate used is 3.91%. As of December 31, 2023, the fair value of the Convertible Notes was $304 and the fair value of the Redeemable Warrants was $73.

   The January 2023 Convertible Notes contain conversion features that do not meet the fixed-for-fixed criterion of IAS 32 and are therefore classified as financial liabilities measured at fair value through profit or loss. Accordingly, the Convertible Notes are initially recognised at fair value and subsequently remeasured to fair value at each reporting date, with changes in fair value recognised in profit or loss.

   The Redeemable Warrants issued together with the Convertible Notes are classified as derivative financial liabilities and are measured at fair value through profit or loss. The Bonus Warrants are classified as equity instruments and are recognised within equity.

B. In May 2022, Security Matters PTY Ltd. issued 828,240 convertible notes (the " 2022 Convertible Notes"), with a face value of AUD 1 (USD 0.7) per each 2022 Convertible Note, for an aggregate amount of AUD

828 thousand (USD 569). The 2022 Convertible Notes have a maturity date of six months from issuance date. The conversion price is as follows: (i) if Security Matters PTY Ltd. executes a binding agreement for an M&A transaction or receives USD 20 million or more in return for the issuance of shares on or before December 31, 2022, the principal amount of each 2022 Convertible Note will automatically be converted into shares in Security Matters PTY Ltd. The issuance price per share will be calculated at a 20% discount to the higher of the offer price or price paid by the investors participating in the qualified transaction, as such term is defined in the 2022 Convertible Notes agreement, subject to a floor cap of no lower than AUD 0.15 (USD 0.11) per share. In July 2022, Security Matters PTY Ltd. entered into the Business Combination Agreement that will be subject to de-listing of the Group's ordinary share capital from the Australian Stock Exchange following receiving an Australian court approval of the future merger (ii) if Security Matters PTY Ltd. has not executed a binding agreement for a qualified transaction until December 31, 2022, the 2022 Convertible Notes balance will automatically convert into ordinary shares at that date. The issuance price per share will be calculated at a 20% discount to the 5-21 day volume weighted average price to December 31, 2022, as such term is defined in the Convertible Notes agreement, subject to a cap of no lower than AUD 0.15 (USD 0.11) per share, and on December 31, 2022 the investors will also be issued unlisted two year options on a 1:2 basis with an exercise price of AUD 0.45 (USD 0.32) per share. As of December 31, 2022, the 2022 Convertible Note amounted to $563. In July 2022, an amendment to the 2022 Convertible Notes agreements was signed between Security Matters PTY Ltd. and the investors which prescribes a cancellation of the 2022 Convertible Notes and replacing them with the issuance of 1,000,000 ordinary shares of Security Matters PTY Ltd. (with the occurrence of the Business Combination as described in Note 1.B). On March 7, 2023, the 2022 Convertible Notes were converted to 1,000,000 ordinary shares of Security Matters PTY Ltd.

The 2022 Convertible Notes were classified as financial liabilities and measured at amortised cost until conversion. Management assessed the terms of the conversion feature in accordance with IAS 32 and IFRS 9, including the July 2022 amendment pursuant to which the original conversion provisions were cancelled and replaced with a contractual obligation to issue a fixed number of ordinary shares upon completion of the Business Combination. Based on this assessment, management concluded that separate accounting for a derivative liability was not required and the notes were therefore accounted for as a single financial liability measured at amortised cost until conversion.

Upon completion of the Business Combination on March 7, 2023, the 2022 Convertible Notes were converted into 1,000,000 ordinary shares of Security Matters PTY Ltd. and the carrying amount of the notes was transferred to equity.

C. On September 6, 2023, the Group consummated the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023, and issued and sold to an institutional investor a convertible promissory note with a fixed conversion price of $1.6378, 3,929,051 warrant A's and 2,619,367 warrant B's, for gross proceeds to SMX of approximately $2,358, before deducting fees and other offering expenses payable by the Group to their service providers. The warrant A's are exercisable into 3,929,051 ordinary shares at an exercise price of $0.0022 per share subject to customary adjustments and may be exercised at any time until the five year anniversary of the warrant A's. The warrant B's are exercisable into 2,619,367 ordinary shares at an exercise price of $1.6378 per share, subject to customary adjustments and may be exercised at any time until the five year anniversary of the warrant B's. The warrant A's and the warrant B's meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. The note is in the principal amount of $4,290. The actual amount loaned by the investor pursuant to the Note is $2,574 after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Group's ordinary shares, at a fixed conversion price of $1.6378 per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement so the investor beneficially owns less than 4.99% of the Company's ordinary shares. Additionally, the Company has the right to convert in whole or in part the

note into ordinary shares; provided that in no case shall the Company so convert the note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%.

The promissory note was recognised using the amortized cost method.

As of December 31, 2023, the note principle amounted to $1 million and during the period $2.1 million of promissory note was converted to shares. As of the date of publication of these financial statements, the Group's institutional investor has converted all of the principal of the convertible promissory note into an aggregate of 2,619,377 Ordinary Shares and exercised the Warrant A and Warrant B for 3,789,264 and 2,619,367 Ordinary Shares, respectively. See note 24(11).

The September 2023 Convertible Promissory Note is classified as a financial liability and measured at amortised cost. The related Warrant A and Warrant B instruments meet the fixed-for-fixed criterion of IAS 32 and are therefore classified as equity instruments. The warrants are recognised within equity and are not subsequently remeasured. The classification of each instrument determines the related disclosure requirements under IFRS 7 and the basis of measurement presented in these financial statements.

NOTE 9 - BRIDGE LOANS LIABILITIES:

Between August 2022 to January 2023, Security Matters PTY Ltd. entered into bridge loan agreements (the "Bridge Loans") with eleven lenders, which lent Security Matters PTY Ltd. an aggregate amount of $3,860. The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum. The Bridge Loans were accounted for in accordance with the amortized cost method.

As of December 31, 2023, the principal and the accumulated interest of the bridge loans were $1,739.

As part of the Bridge Loans agreements, some of the lenders were granted two types of warrants:

(i) Bonus Warrants - 11,045 (after reverse shares split) warrants to purchase ordinary shares of the Group at an exercise price of USD 253 per share and a first priority security interest in the shares of Security Matters PTY's interest in trueGold Consortium Pty Ltd.

The Bonus Warrants term is five years commencing upon the closing of the Business Combination.

Management utilised a third-party appraiser to assist them in valuing the Bonus Warrants The fair value of the Bonus Warrants was calculated using the Black and Scholes model.

As of December 31, 2023, and as of December 31, 2022, the fair value of the Bonus Warrants was nil and $24 respectively.

(i) Redeemable Warrants Type 1 - 15,545 (after reverse shares split) warrants to purchase ordinary shares of SMX at a purchase price of USD 253 per share. The Redeemable Warrants Type 1 term is five years commencing upon the BCA (see to Note 1B).

- 50.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the Business Combination for USD 110 per warrant.

- 25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the third anniversary of the Business Combination for

- 25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the fourth anniversary of the Business Combination for USD 110 per warrant.

Management utilised a third-party appraiser to assist them in valuing the Redeemable Warrants Type 1. The fair value of the Redeemable Warrants Type 1 was calculated using Monte-Carlo simulation model.

As of December 31, 2023, and as of December 31, 2022, the fair value of the Redeemable Warrants Type 1 was \$72 and \$1,973 respectively.

(ii) Redeemable Warrants Type 2 – 10,454 (after reverse shares split) warrants to purchase ordinary shares of SMX at a purchase price of USD 253 per share. The Redeemable Warrants Type 2 term is five years commencing upon the SPAC transaction (see also Note 1B).

- 50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the first anniversary of the Business Combination for USD 110 per warrant.
- 50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the second anniversary of the Business Combination for USD 110 per warrant.

Management utilised a third-party appraiser to assist them in valuing the Redeemable Warrants Type 2. The fair value of the Redeemable Warrants Type 2 was calculated using Monte-Carlo simulation model.

As of December 31, 2023, and as of December 31, 2022, the fair value of the Redeemable Warrants Type 2 was \$421 and \$696 respectively.

Each investor has the option to decide that the Group will satisfy any or each redemption through the issuance of ordinary shares of the Group based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The main assumptions used in the three valuation models as of December 31, 2023, described above were: (1) risk free rate 3.91%; (2) volatility of assets 73.74%; and (3) expected term of the warrants 4.18 years. All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognised in finance expense (income), net.

The main assumptions used in the three valuation models as of December 31, 2022, described above were: (1) risk free rate 3.99%; (2) volatility of assets 81.03%; and (3) expected term of the warrants -5.18 years. All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognised in finance expense (income), net.

On March 2023, the Group signed an addendum to the Bridge Loans agreements which convert principal amount of \$1,350 and redeemable warrants at the amount of \$1,000 into 872,418 ordinary shares.

On December 31, 2023, the Group signed an addendum to the Bridge Loans agreements which convert principal amount of \$750 and redeemable warrants at the amount of \$1,450 into 4,032,256 ordinary shares. According to the addendum the Group has issued to the lenders an aggregate of fully paid 4,032,256 warrants to purchase up to an aggregate of 4,032,256 ordinary shares at an exercise price of \$1.17 per share. The Warrants were exercisable immediately upon issuance and will expire three years following their issuance.

The warrants include a cashless exercise mechanism, according to the terms specified in the addendum and it's according to the lender election (the "Cashless Warrants").

Therefore, the Group accounts for the Cashless Warrants as financial liability instruments that measured at fair value and recognised financial expenses or income through profit and loss.

The Group valued each Cashless Warrants at \$0.25 per warrant by using the Black-Scholes option-pricing model The key inputs that were used in the Cashless Warrants fair value as of December 31, 2023 were:

- risk-free interest rate 4.13%
- expected volatility 70.39%
- expected dividend yield of 0%
- expected term of warrants – 3 years

As of December 31, 2023, the Cashless Warrants fair value was $1,023.

NOTE 10 - PRE-PAID ADVANCE:

In February 2023, the Group entered into a Standby Equity Purchase Agreement ("SEPA") to raise up to $25,000 in consideration of the issuance of ordinary shares over the course of 36 months with Yorkville. According to the SEPA, the Group may issue Yorkville ordinary shares at a purchase price as one of two options (i) equal to 96% of the weighted average price ("VWAP") of the ordinary shares during the applicable pricing period or (ii) equal to 97% of the lowest VWAP of the ordinary shares during a pricing period of 3 consecutive trading days commencing on the relevant period. Yorkville advanced to the Group an aggregate principal amount of $3,500 (the "Pre-Paid Advance"). The Pre-Paid Advance was disbursed in two separate installments evidenced as convertible loans, the first for $1,500 at the closing of the Business Combination, and the second, as subsequently amended, for $2,000 upon the effectiveness of a prospectus. The purchase price for the Pre-Paid Advance is 92.0% of the Pre-Paid Advance. Such Pre-Paid Advances will be offset upon the issuance of ordinary shares to Yorkville at a price per share equal to the lower of (a) 100% of the daily VWAP of the ordinary shares on The Nasdaq Stock Market as of the trading day immediately prior to the date of the disbursement of the Pre-Paid Advance (the "Fixed Price") (in the case of the first Pre-Paid Advance, $3.65), or (b) 93.0% of the lowest daily VWAP of the Ordinary Shares on Nasdaq during the seven trading days immediately prior to each purchase (the "Variable Price" and the lower of the Fixed Price and the Variable Price shall be referred to as the "Purchase Price"); however, in no event shall the Purchase Price be less than $1.10 (the "Floor Price"). On July 27, 2023, the Group amended the promissory note evidencing the remaining Pre-Paid Advance to decrease the Floor Price to $1.10 (as adjusted for reverse shares split which occurred on August 21, 2023, see also Note 14.4), after the Group was required to repay in cash $500 of principal amount as a result of the Group's share price being below the original Floor Price. The Group made additional change to the Yorkville agreement which effectively eliminates the floor price - see also note 24(4). The maturity date will be 12-months after the initial closing of each Pre-Paid Advance. In July 2023, the Group repaid in full the first Pre-Paid Advance in the amount of $1,500 and as of December 31, 2023 the Group repaid the second Pre-Paid Advance in the amount of $1,300. In the period, the Group issued ordinary shares in net consideration of $1,979 in accordance with the terms of the SEPA and subsequent to the period, the Group repaid approximately $377 as of the date of the authorisation of these financial statements. On April 13, 2024, the Group exercised its right of termination under the SEPA and sent Yorkville a written termination letter, which is effective upon five trading days thereafter. On April 19, 2024, the Group entered into a similar agreement with an institutional investor, which will enable the Group to raise up to $30,000. See also note 24 (4).

NOTE 11 – LEASES:

The Group leases office facilities, laboratory facilities and motor vehicles used in its operations. Lease terms are negotiated on an individual basis and contain a range of different terms and conditions. The Group assesses at commencement whether a contract contains a lease and recognises a right-of-use asset and corresponding lease liability, except for leases that qualify for the short-term lease exemption and leases of low-value assets.

Expenses relating to short-term leases and leases of low-value assets that are not recognised as right-of-use assets were not material during the years ended December 31, 2023 and 2022.

The Group did not have any material short-term leases, leases of low-value assets or leases containing variable lease payments that were excluded from the measurement of lease liabilities during the years ended December 31, 2023 and 2022. Accordingly, no material expense was recognised in respect of such arrangements.
The Group did not enter into any material sale and leaseback transactions during the years ended December 31, 2023 and 2022 and had no material commitments relating to leases not yet commenced as of the reporting dates.

Set out below are the carrying amounts of right-of-use assets recognised and the movements during the period:

	US$ in thousands		
	Office and lab facilities	Motor vehicles	Total
At January 1, 2022	446	20	466
Additions	49	-	49
Foreign currency translation	(35)	(6)	(41)
Deductions	(7)	(14)	(21)
Depreciation expense	(39)	-	(39)
As at December 31, 2022	414	-	414
Additions	-	26	26
Foreign currency translation	(6)	-	(6)
Deductions	-	-	-
Depreciation expense	(42)	(3)	(45)
As at December 31, 2023	366	23	389

Information on leases:

	US$ in thousands Year ended December 31,	
	2023	2022
Interest expense on lease liabilities	32	51
Total cash outflow for leases	45	39

For an analysis of maturity dates of lease liabilities, see Note 22 on liquidity risk.

NOTE 12 - OTHER PAYABLES:

	US$ in thousands	
	December 31, 2023	December 31, 2022
Employees, salaries and related liabilities	726	392
Related party	4	56
Liabilities for grants received (see also note 20)	153	50
Excise Tax	1,569	-
Other	31	152
Total	**2,483**	**650**

NOTE 13 - BORROWINGS FROM RELATED PARTIES:

In 2015, the Group signed an agreement to receive a loan of Israeli New Shekels (ILS) 2 million from its shareholders. The principal amount was equivalent to approximately $513 thousand at the date of recognition. These loan bears interest at an annual rate of 4%.

	US$ in thousands	
	December 31, 2023	December 31, 2022
Balance at January 1,	**710**	**270**
Payment of borrowings	(657)	(172)
Provision for bonus (include interest)	-	621
Exchange rate differences	(53)	(9)
Balance at December 31,	**-**	**710**

In consideration of providing funding as a seed capitalist, the Group agreed to provide, as additional consideration, a bonus payments (the "Bonus Payments") on the occurrence of an exit or major liquidity event. In any way, the Bonus Payments are capped at ILS 3 million (approximately $965) per each of the two lenders.

The Bonus Payments are intended to operate in one of the two trigger events:

(i) dividend distributions paid by the Group; or
(ii) the sale of shares by a lender in Security Matters Ltd. (either in the event of a takeover or otherwise).

Only if the aggregate amounts of one of the two trigger events exceeds the investment of the lenders in the Group (in a way of loan or shares), then the lender would be entitled the Bonus Payments based on a formula set forth in the agreement.

The amount of the Bonus Payments is the amount that exceeds the aggregate sum invested in the Group (in a way of loan or shares) by the lender divided by several factors according to the formula as set forth in the agreement.

There is no time limit to pay the Bonus Payments. Once the Group has paid each Bonus Payment in its entirety (i.e., the cap of ILS 3 million has been paid to each Lender), then the Group has fulfilled its obligations. When the Bonus Payments are not expected to be made, the resulting cash flows will not affect profit and loss until the point in which the Group estimates that the liquidity events will take place. As of December 31, 2021, the Group estimated that is more likely than not that the shareholders will sell their shares in 2022 which will entitle them to the Bonus Payments. The amount of the Bonus Payment is subject to assumptions that were made with the assistance of external appraisal. As a result, the increase in the carrying amount of the liability was charged as expense of 87 to profit and loss in 2021.

In August 2022 the loan from related party has been fully repaid and the Group signed an addendum to the loan agreement that reduces the total amount of the Bonus Payments to ILS 2.5 million (approximately $710), to be paid upon the completion of the business combination. As of December 31, 2022, the liability was $710.

On September 19, 2023, the Group amended its loan agreements dated September 7, 2015, by and between the Group, its shareholders and Kamea Fund (the "Loan Agreements"). Pursuant to the amendment to the Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Loan Agreements (the "Indebtedness Amount") into 487,281 ordinary shares (post Reverse Shares Split) of the Group, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Group will remain liable to Kamea for the balance of the Indebtedness Amount. In accordance with management estimation the FV of this Indebtedness is immaterial.

NOTE 14 - SHAREHOLDERS' EQUITY

A. Share capital:

	Number of shares			
	December 31, 2023		December 31, 2022	
	Authorised	Issued and outstanding	Authorised	Issued and outstanding
Ordinary shares				
USD 0.0022 nominal value	36,363,636,364	10,185,909	22,727,272	-
Preferred shares				
USD 0.0001 nominal value	200,000,000,000	-	-	-
Deferred shares				
Euro 1 nominal value	25,000	25,000	25,000	25,000

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Group in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a nominal value per share of $0.0022.

Preferred shares

Preferred shares with such designation, rights and preferences as may be determined from time to time by the Group's Board of Directors.

Deferred shares

Deferred Ordinary Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting. The Deferred Shares confer the right on a return of capital, on a winding-up or otherwise, only to the repayment of the nominal value paid up on the Deferred Shares after repayment of the nominal value of the Ordinary Shares.

B. Changes in Share capital

1. On March 7, 2023 (the "Closing Date"), the Group consummated the Business Combination as described in Note 1B. Beginning on the day immediately prior to the Closing Date and ending on the day immediately after the Closing Date, the following transactions occurred:

   a) The AUD 828,240 of the 2022 Convertible Notes have been cancelled in consideration for the issuance of 1,000,000 ordinary shares in Security Matters PTY Ltd.
   b) Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.
   c) 32,211,716 warrants and options have been exercised on cashless basis to 24,568,773 shares in Security Matters PTY Ltd.
   d) 848,784 (post reverse shares split) ordinary shares of the Group have been issued to Security Matters PTY Ltd.'s shareholders in return for their 193,500,379 ordinary shares in Security Matters PTY Ltd. that were cancelled. Security Matters PTY Ltd.'s shareholders received as consideration 1 ordinary share of the Group per 10.3624 Security Matters PTY Ltd.'s ordinary shares.
   e) The Group issued 160,227 ordinary shares, 2,200,000 private warrants and 6,250,000 public warrants to Lionheart's shareholders, in exchange for their existing Lionheart shares and warrants. The warrants exercise price is $11.5 per share, expiring in March 2028. The warrants are considered to be a derivative financial liability and measured at fair value, which is the market price as of the end of the period, amounted to $0.0204 per warrant.

f) The Group issued 303,053 ordinary shares for an aggregate of $3,110 net proceeds.
g) The Group issued 872,418 ordinary shares for the conversion of bridge loan at principal amount of $1,350 and 200,000 redeemable warrants ($5 per warrant, 5 years, exercise price of $11.5 per share).

2. During 2023, the Group issued 1,237,751 ordinary shares (4,196 shares as commitment fees) to Yorkville post reverse shares split, for an aggregate of $1,979 net proceeds (see also Note 10).

3. On June 22, 2023, the Group entered into an underwriting agreement (the "Underwriting Agreement") with EF Hutton, LLC (the "Underwriter") relating to the public offering of (i) 606,061 ordinary shares of the Group, at a subscription price per share of $0.24 (the "Firm Shares"), (ii) 606,061 warrants in the form of Warrant A to subscribe for 606,061 ordinary shares, at an exercise price of $0.24 per share ("Warrant A"), and (iii) 606,061 warrants in the form of Warrant B to subscribe for 606,061 ordinary shares, at an exercise price of $0.24 per share ("Warrant B" and together with Warrant A, the "Firm Warrants" and, collectively with the Firm Shares, the "Firm Securities").

   The Group also granted the Underwriter a 45-day option to subscribe for, in the aggregate, (a) up to 90,909 additional ordinary shares (15% of the Firm Shares) at a subscription price per share of $0.24 (100% of the public offering price allocated to each Firm Share) (the "Option Shares" and together with the Firm Shares, the "Shares") or Pre-Funded Warrants to subscribe for up to 90,909 ordinary shares at a price per share of $0.2399 (100% of the public offering price allocated to each Firm Share less $0.0001) and the remaining non pre-funded exercise price of each pre-funded warrant will be $0.0 001 per share, and/or (b) 90,909 warrants in the form of Warrant A to subscribe for an aggregate of 90,909 ordinary shares (15% of the Firm Warrants) at an exercise price of $0.24 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant A), and/or (c) 90,909 warrants in the form of Warrant B to purchase an aggregate of 90,909 ordinary shares (15% of the Firm Warrants) at a purchase price of $0.24 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant B) (the "Option Warrants" and together with the Firm Warrants and Pre-Funded Warrants, if any, the "Warrants"), which may be subscribed for in any combination of Option Shares and/or the Option Warrants. The Option Shares and the Option Warrants are referred to as the "Option Securities".

   The offering closed on June 27, 2023. The Group delivered the Firm Shares (or Firm Share equivalents in the form of Pre-Funded Warrants), the Firm Warrants and the Option Warrants to the Underwriter on the same day.

   The Warrant A terms specify that the warrants may be exercised at any time on or before June 27, 2028. On or after the earlier of (i) the thirty day anniversary of the date of the Underwriting Agreement and (ii) the date on which the aggregate composite trading volume of the Group's ordinary shares as reported by Bloomberg LP beginning on the date of the Underwriting Agreement exceeds 681,818 ordinary shares, a holder of Warrant A warrants may also provide notice and elect a "cashless exercise" pursuant to which the holder would receive an aggregate number of ordinary shares equal to the product of (x) the aggregate number of ordinary shares that would be issuable upon a cash exercise and (y) $0.50. As of the date of the capitalisation authorisation of these financial statements, an aggregate of 690,096 Warrant A warrants were cashless exercised into an aggregate of 345,349 ordinary shares. The Warrant B terms specify that the warrants may be exercised at any time on or before June 27, 2028.

   On December 8, 2023, the Group consummated an inducement offer letter agreement with certain holders of the Group's outstanding Warrant Bs to purchase Ordinary Shares of the Group. The Warrant Bs were issued on June 27, 2022 and had an exercise price of $5.28 per share (after taking into account the Group's 1:22 reverse share split).

   Pursuant to the inducement letter, the holders agreed to exercise for cash their Warrant Bs to purchase an aggregate of 606,060 shares of the Group's Ordinary Shares at a reduced exercise price of $1.15 per share in consideration for the Group's agreement to issue new warrants to purchase, in the aggregate, up to 909,090 of the Group's Ordinary Shares at an exercise price of either (i) $0.0022 per share in an amount not to exceed 75% of the New Warrant Shares, or (ii) $1.15 per share, in the discretion of the warrant holders. The Group received aggregate gross proceeds, before payment of transaction fees and expenses, of $697 from the

exercise of the Warrant Bs by the holders, and the carrying amount of those warrants, was classified to ordinary shares and premium together with the proceeds the Group received from the exercise price. See also note 24(3).

In accordance with IAS 32, the Group measured the difference between the fair value of the consideration the holder receives on conversion of the instrument under the revised terms and the fair value of the consideration the holder would have received under the original terms, was recognised as a loss in profit or loss.

The Group utilised Black-Scholes valuation model to calculate the fair values of the repriced warrants both before and after the repricing and recognised the incremental fair value of $209 as finance expense in the statement of comprehensive income against an increase in the carrying amount of the warrants (presented within issued capital and share premium). In addition, fair value was also calculated for the new 909,090 issued warrants at the amount of $865, which was recognised as finance expense against an increase in equity. Warrant Bs are classified as equity instruments according to IAS 32.

Warrant A was valued at $0.067 which is half of the share market price at the end of the period, assuming cashless exercise. Warrants A were considered to be a derivative financial liability. The terms of the Warrant Bs specify that each warrant has a cash exercise price of $0.24. The Warrant Bs were valued at $0.0602 by using the Black-Scholes option-pricing model, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%. Warrant As and Bs expire in June 2028. The net proceeds to the Group upon the closing of this offering were approximately $2,580. The capital raise fee amounted to $660. The Group also granted to the Underwriter, 666,667 warrants at an exercise price of $0.264 per share, which expires after 5 years. The Underwriter's warrants were valued at $0.0575 per option by using the Black & Scholes option-pricing, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%.

4. On August 8, 2023, at the Extraordinary General Meeting of Shareholders of the Group, the Group's shareholders voted in favor of consolidating every twenty-two ordinary shares in the authorised but unissued and in the authorised and issued share capital of the Group into one ordinary share (the "Reverse Share Split").

   On August 21, 2023, the Group's ordinary shares began trading on the Nasdaq Global Market on a post-Reverse Share Split basis under the current symbol "SMX".

5. On September 19, 2023, the Group amended its loan agreements dated September 7, 2015, by and between the Group, its shareholders and Kamea Fund (the "Loan Agreements"). Pursuant to the amendment to the Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Loan Agreements (the "Indebtedness Amount") into 487,281 ordinary shares of the Group, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Group will remain liable to Kamea for the balance of the Indebtedness Amount (see also note 13).

6. On December 31,2023 The Group also issued 457,682 Ordinary Shares to a service provider as payment in full for $260 worth of legal services which previously provided to the Group.

The Group evaluated all ordinary shares, warrants and equity-linked instruments issued in connection with the Business Combination, debt conversions, capital raisings and warrant inducement transactions in accordance with IAS 32 *Financial Instruments: Presentation*.

Ordinary shares issued pursuant to the Business Combination, conversion of convertible notes, conversion of bridge loans, settlement of liabilities and capital raisings were classified as equity instruments and recognised within share capital and share premium.

The public warrants, private warrants and redeemable warrants issued in connection with the Business Combination contain contractual terms that do not satisfy the fixed-for-fixed criterion of IAS 32 and are

therefore classified as derivative financial liabilities. These instruments are initially recognised at fair value and subsequently remeasured at fair value through profit or loss.

Warrant A and Warrant B instruments issued during the June 2023 offering were assessed under IAS 32. Warrant B instruments meet the fixed-for-fixed criterion and are therefore classified as equity instruments. Warrant A instruments contain cashless exercise provisions and are therefore classified as derivative financial liabilities and measured at fair value through profit or loss.

During December 2023, certain holders exercised Warrant Bs pursuant to an inducement arrangement. The incremental fair value arising from the repricing of the warrants was recognised immediately in profit or loss as a financing cost. The newly issued inducement warrants were recognised within equity, while the carrying amount of the exercised Warrant Bs together with the exercise proceeds was reclassified within equity.

Further information regarding derivative warrant liabilities, fair value measurements and related financial instrument disclosures is presented in Notes 8 and 22.

C. Options granted to employees and service providers:

1. In June 2018, Security Matters PTY Ltd. has adopted a Share Option Plan (the "Plan") to provide an incentive to retain, in the employment or service or directorship of the Group and provide the ability to attract new employees, directors or consultants whose services are considered valuable. The persons eligible to participate in the Plan include employees, directors and consultants of Security Matters PTY Ltd. or any subsidiary. On March 7, 2023 as part of the SPAC transaction, These options were exercised on a cashless basis and then after replaced to the Group's shares. See also note 14B1(c-d).

2. In March 7, 2023 Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.
   All outstanding unvested warrants and options became fully vested upon completion of the Business Combination on March 7, 2023. Prior to the modification, the awards were subject to service-based vesting conditions. The acceleration resulted in immediate recognition of the remaining unrecognized share-based payment expense of $186 thousand, which would otherwise have been recognized over the remaining vesting period. The modification did not result in any material incremental fair value being granted to holders beyond the acceleration of vesting.

3. In April 25, 2023, the Group's board of directors and its shareholders approved and adopted the SMX Public Limited Group 2022 Incentive Equity Plan, which was subsequently amended the Group's board of directors, subject to applicable Nasdaq requirements, which reserved for grant a number of ordinary shares equal to 15% of the number of issued and outstanding ordinary shares on a fully diluted basis immediately after the closing of the Business Combination, or 5,082,417 authorised ordinary shares.

   The 2022 Incentive Equity Plan permits the grant of various equity-based awards, including share options, restricted share units, restricted shares, performance-based awards and other share-based incentives to employees, directors, officers and consultants of the Group. Awards granted under the plan are subject to the specific terms and conditions approved by the Board of Directors or the relevant committee, including applicable vesting, service and performance conditions.

4. During the period ended December 31, 2023, the Group granted 197,000 RSUs to employees, directors and service providers. The fair value at grant date of RSUs granted in the period were $1-$1.09. Related share-based expenses recognised for the period totaled $2,820.

RSUs granted to employees, directors and service providers:

	Year ended December 31, 2023 (in thousands)	Year ended December 31, 2022 (in thousands)
Outstanding at beginning of period	-	-
Granted	197	-
Vested	(57)	-
Forfeited	(4)	-
Outstanding at **the year end**	136	-

5. During the year ended December 31, 2023, the Group granted 38,656 options to employees and service providers. These grants carry an exercise price of between $22.71 - $88, vesting period up to 4 years from the grant date, contractual life of the options under the plan is 5 years. The fair value of the grant at grant date is $219. The related share-based expenses that were recognised in the year ended December 31, 2023, amounted to $184.

A summary of the status of the Group's Share Option Plan granted to employees and service providers (including performance-based awards) and changes during the relevant period ended on that date is presented below:

	Year ended December 31, 2023		Year ended December 31, 2022	
	Number of options (in thousands)	Weighted average Exercise price (USD)	Number of options (in thousands)	Weighted average Exercise price (USD)
Outstanding at beginning of year	57	44.22	73	41.85
Issue of options	38	82.04	17	41.85
Expired	(30)	31.02	(33)	34.10
Outstanding at end of year	65	69.92	57	54.25
Exercisable options	58	68.67	38	43.40

The options to employees and service providers outstanding as of December 31, 2023, are comprised, as follows:

Exercise price (USD)	Outstanding as of December 31, 2023	Weighted average remaining contractual term	Exercisable as of December 31, 2023	Weighted average remaining contractual term
		(years)		(years)
18.70-23.32	5	2.46	5	2.46
29.48-31.02	3	3.21	3	3.21
40.48-48.18	6	1.41	6	1.41
52.80-56.10	9	2.26	9	2.26
78.54-88.00	35	4.40	28	4.38
93.28-108.90	7	3.03	7	3.03
	65		58	

1. The options issued in 2023, were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.58-3.42%; (2) expected volatility: 78.35-73.01%: (3) expected term: up to 5 years; and (4) expected dividend yield: 0%.

2. The options issued in 2022, were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.09-4.68%; (2) expected volatility: 62.06-85.03%: (3) expected term: up to 5 years; and (4) expected dividend yield: 0%.

NOTE 15 - RESEARCH AND DEVELOPMENT EXPENSES, NET:

	US$ in thousands	
	December 31, 2023	December 31, 2022
Salaries and related expenses	2,228	2,166
Subcontractors and consultants	344	374
Materials and laboratory expenses	223	316
Depreciation and amortisation	197	255
Share based compensation	447	127
Travel expenses	87	50
Freight	33	30
Other	10	6
Reimbursements from customer-funded pilot and proof-of-concept projects*	(858)	(1,426)
Total	**2,711**	**1,898**

* Reimbursements represent amounts received from customers participating in pilot programs and proof-

of-concept ("POC") projects in which the Group applies, tests and validates its technology in specific commercial environments prior to broader commercial deployment.

These arrangements form part of the Group's ongoing research, development and product validation activities. Under the terms of the arrangements, the Group retains ownership and control of all intellectual property, know-how and technology developed during the pilot or POC activities. The reimbursements are intended to recover a portion of the costs incurred in conducting the underlying development activities and do not represent consideration for the sale of goods, provision of services, licensing of intellectual property or other revenue-generating activities.

Management considers the reimbursements to be directly attributable recoveries of specific research and development expenditures incurred on behalf of customers participating in pilot and proof-of-concept activities. Accordingly, the amounts are presented as a reduction of the related research and development expenses to reflect the net cost of the underlying development activities. The Group does not consider the reimbursements to represent revenue from contracts with customers within the scope of IFRS 15 or other income arising from activities separate from the related research and development projects.

The reimbursements do not represent government grants, government assistance or other forms of public funding.

NOTE 16 - GENERAL AND ADMINISTRATIVE EXPENSES:

	US$ in thousands	
	December 31, 2023	**December 31, 2022**
BCA transaction cost	7,278	-
Professional services	667	1,105
Public company expenses	5,128	-
Wages and salaries related	1,348	935
Travel expenses	611	223
Office and maintenance	170	145
Share based compensation	1,222	137
Insurance	50	60
Depreciation and amortisation	30	35
Other	63	83
Total	**16,567**	**2,723**

NOTE 17 - TAXES ON INCOME:

1. The Company is incorporated and domiciled in Ireland where the applicable tax rate is 12.5%.
2. Theoretical tax:

	US$ in thousands	
	December 31, 2023	**December 31, 2022**
Reconciliation of income tax at the statutory rate		
Loss before income tax	(20,989)	(6,184)
Theoretical tax rate of 12.5%	(2,624)	(1,701)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:		
Non-deductible expenditure and others	3,254	335
Unrecognised temporary differences and tax losses for which deferred tax weren't recognised	(630)	1,366
Income tax / (benefit)	—	—

3. As of December 31, 2023, the Group has estimated carry forward tax losses of approximately $45,095 (2022: $24,106, 2021:$17,659) which may be carried forward and offset against taxable income for an indefinite period in the future. The Group did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

NOTE 18 - LOSS PER SHARE

	US$ in thousands	
	December 31, 2023	**December 31, 2022**
Loss for the financial year attributable to the owners of the Group	**(20,914)**	**(6,184)**
Basic and diluted loss per share	**(7.82)**	***(8.47)**
Weighted average number of ordinary shares used in calculating basic and diluted loss per share	2,676	730

* Restated as a result of the SPAC transaction and the reverse share split described in Note 14B(4), the calculation of the basic and diluted loss per share for all past periods presented have been adjusted retrospectively based on the new number of shares as derived from the conversion ratio.

Potential ordinary shares

The Group had outstanding warrants, options and convertible instruments that could potentially dilute basic loss per share in future periods. Because the Group incurred losses in each of the periods presented, the impact of these instruments was anti-dilutive and accordingly they have been excluded from the calculation of diluted loss per share. As of December 31, 2023, potentially dilutive securities consisted primarily of outstanding share options, warrants and convertible instruments that were exercisable or convertible into ordinary shares of the Company.

Events occurring after the reporting date

Subsequent to December 31, 2023, additional conversions of convertible instruments and exercises of warrants occurred as disclosed in Note 24 – Subsequent Events. These transactions were not included in the calculation of basic or diluted loss per share for the year ended December 31, 2023 because they occurred after the reporting date. Refer to Note 24 for further details.

NOTE 19 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others includes board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

US$ in thousands

1. Key Management Personnel Compensation:	December 31, 2023	December 31, 2022
Short-term salary and fees	803	508
Short-term salary for Directors until termination	22	-
Share based payments (inc. Directors)	2,084	98
Post-employment retirement benefits	98	94
Non-monetary benefits	49	29
	3,056	**729**

2. Transactions with Key Management Personnel:	December 31, 2023	December 31, 2022
Payment for Administrative services	34	36
Payments for legal services	287	-
Revaluation of financial liabilities at fair value	1,204	-
	1,525	**36**

3. Transactions with Shareholders:	December 31, 2023	December 31, 2022
Loan repayment	-	172
Conversion of loan to ordinary shares	657	-
	657	**172**

4. Transactions with Joint Venture:	December 31, 2023	December 31, 2022
Issuance of options to related party	-	721
Proof of Concept projects paid by affiliated companies	-	(1,064)
	-	**(343)**

5. Balance with Key Management Personnel :		December 31, 2023	December 31, 2022
Key management	Salary and related	(219)	(99)
Directors	Salary and related	-	(82)
		(219)	**(181)**

6. Balance with Shareholders :		December 31, 2023	December 31, 2022
Shareholders	Borrowings from related parties	-	(710)
Shareholders	Other accounts payable	(3)	(56)
Shareholders	Trade payables	(58)	-
Shareholders	Derivatives	(476)	-
		(537)	**(766)**

7. Balance with Joint Ventures :		December 31, 2023	December 31, 2022
Joint Ventures	Other receivables	15	59
Joint Ventures	Investment in subsidiary	115	221
		(130)	**(280)**

NOTE 20 - GOVERNMENT GRANTS

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS). The Group has an approved project with the IIA under which it received a total of $162 in prior years. The Group is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2023, the Group paid an amount of 0. The difference between the consideration received and the liability recognised at inception (present value) was treated as a government grant according to IAS 20 and recognised as a reimbursement of research expenses.

Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

	US$ in thousands	
	December 31, 2023	**December 31, 2022**
Short term liability at year end	153	50
Long term liability at year end	-	85
Total	**153**	**135**

During 2023, the Group reassessed the expected timing of settlement of the royalty liability based on updated revenue forecasts and the expected profile of future royalty payments. As a result of this reassessment, management concluded that the entire remaining liability was expected to be settled within twelve months of the reporting date. Accordingly, the full balance of US$153 thousand has been classified as a current liability as of December 31, 2023.
As of December 31, 2022, management expected that a portion of the royalty obligation would be settled beyond twelve months from the reporting date. Consequently, US$85 thousand was presented as a non-current liability at December 31, 2022. The change in classification reflects a change in the expected timing of settlement and does not arise from any change in the contractual terms or nature of the obligation.

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES:

As part of the Board's ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the Group. Except as disclosed below, management is not aware of any contingent liabilities or commitments that may have a significant impact on the financial position of the Group.

(1) In January 2015, the Group entered an agreement with Isorad Ltd. (**"Isorad"**), a company wholly owned by the State of Israel with rights to exclusively commercialize certain technologies developed by the Soreq Nuclear Research Center for civilian uses. Pursuant to the agreement, the Group was granted a technology license in exchange for future royalty payments equal to 2.2% of gross sales generated by the Group and its affiliates from products utilizing the licensed technology. The royalty obligation continues for a period of 25 years, after which the license becomes royalty-free.

The agreement further provides that upon the occurrence of certain merger and acquisition events, as defined in the agreement, including a merger, sale of all or substantially all of the Group's assets, or similar transaction, the Group may be required to make additional payments to Isorad. Upon the first qualifying M&A event, the Group is required to pay an amount equal to 1% of the consideration received or transferred in connection with such transaction. Upon the second qualifying M&A event, the Group is required to pay an amount equal to 2% of the

consideration received or transferred. These provisions do not apply to any subsequent equity offerings, mergers or sales of assets following the second qualifying M&A event.

In January 2023, the Group entered into an amendment to the license agreement. As part of the amendment and in connection with the Business Combination Agreement with Lionheart III Corp., Isorad was granted 864,000 options to purchase ordinary shares of the Group. The options were measured at fair value on the grant date using the Black-Scholes option pricing model. The significant assumptions used in the valuation were: (i) risk-free interest rate of 3.42%; (ii) expected volatility of 81.92%; (iii) expected term of up to three years; and (iv) expected dividend yield of 0%.
The fair value of the options granted was approximately $33 thousand and was recognized as an addition to the technology license intangible asset, with a corresponding increase in equity.

As of December 31, 2023, no liability has been recognized in respect of the potential M&A-related payment obligations described above because no triggering event had occurred. Future royalty payments will be recognized as incurred in accordance with the terms of the agreement.

The Group's obligations under the Isorad arrangement comprise both (i) contractual commitments relating to future royalties and potential payments contingent on the occurrence of specified future financing and M&A events, and (ii) amounts arising from the January 2023 amendment that have been recognised in the consolidated financial statements, including the option grant, the technology licence asset and the related liability. Accordingly, only the future royalty obligations and potential financing and M&A-related payments constitute contingent elements of the arrangement.

The contingent elements of the arrangement relate only to future royalty payments and the potential M&A-related payments described above, neither of which gave rise to a provision as of December 31, 2023, because the relevant triggering events had not occurred.

The potential payment arising from a qualifying M&A event remains contingent upon the occurrence of a future transaction as defined in the agreement. Management has assessed the likelihood of such an event occurring and concluded that, while the occurrence of a qualifying M&A transaction is possible, its timing and ultimate occurrence remain uncertain and are outside the Group's control. Accordingly, the contingent obligation continues to be disclosed in accordance with IAS 37. Management is currently unable to reliably estimate the financial effect of the obligation because any payment would depend on the consideration received in a future transaction, the timing and occurrence of which are uncertain.

Management believes that no provision is required as of December 31, 2023, in respect of this arrangement beyond liabilities already recognized in the consolidated financial statements.

(2) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of 27 million, or at the end of such 13 months, the earlier thereof).

As of December 31, 2023, based on the funds the Group actually received, the Group recognised a technology license intellectual property at the amount of $123 against a liability that reflects the due amount.

(3) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Group and similar event) after the closing of the BCA, the Group is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

Composition of the Group's financial assets and financial liabilities:

	US$ in thousands	
	December 31,	
	2023	2022
Financial assets at amortized cost:		
Cash and cash equivalents	168	1,398
Other current receivables	424	3,673
Total financial assets	592	5,071

	December 31,	
	2023	2022
Financial liabilities at fair value through profit or loss:		
Convertible notes	377	563
Trade and other payables	12,845	3,572
Bridge loans	2,233	3,682
Pre-paid advance	700	-
Derivatives	1,143	-
Total financial liabilities at fair value through profit or loss	17,298	7,817
Financial liabilities at amortized cost:		
Convertible promissory note	1,013	-
Lease liabilities	452	470
Government grants	153	135
Borrowing from related parties	-	710
Total financial liabilities at amortized cost	1,618	1,315
Total financial liabilities	18,916	9,132

Capital Management

The Group's objectives when managing capital are to safeguard its ability to continue as a going concern, maintain sufficient financial flexibility to support its operations, product development and commercialization activities, and optimize shareholder value.

The Group manages its capital structure through a combination of equity issuances, debt financing and cash flow management. Capital is monitored by management and the Board of Directors through regular reviews of liquidity, cash balances, working capital requirements and forecast funding needs.

The Group defines capital as total equity attributable to shareholders together with interest-bearing borrowings. During the year, the Group continued to fund its operations through a combination of equity financing and debt instruments. Management continuously monitors the Group's capital position and evaluates potential financing alternatives to ensure that adequate resources are available to meet the Group's strategic objectives.

The Group was not subject to any externally imposed capital requirements during the years ended 31 December 2023 and 2022.

Financial risk management objectives

The Group's activities expose it to a variety of financial risks such as market risks (foreign currency risk), credit risk and liquidity risk. The Group's management oversees the management of these risks, focusing on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to monitor different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, ageing analysis for credit risk and maturity analysis in respect of liquidity risk.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Compan's market risk exposures primarily comprise foreign currency risk and equity price risk associated with certain financial instruments measured at fair value through profit or loss.

Financial instruments exposed to market risk include cash and cash equivalents, trade and other receivables, trade and other payables, borrowings, convertible instruments, warrants and other financial liabilities measured at fair value.

Foreign currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the functional currency. The Group is exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS and Euro.

As of December 31, 2023, the Group has excess financial liabilities over financial assets in foreign currencies in relation to the NIS , AUD ,SGD and EUR totaling approximately $1,651, $185 $142 and $101, respectively (December 31, 2022: approximately $729 ,$1265 $0 and $34, respectively).

Equity price risk

The Group is exposed to equity price risk arising from financial liabilities measured at fair value through profit or loss, including convertible instruments, warrants and other derivative financial instruments. The fair values of these instruments are affected by various market-based assumptions, including the Group's share price, expected share price volatility, risk-free interest rates and expected term.

Changes in the Group's share price may result in significant fluctuations in the fair value of these financial liabilities and, consequently, in gains or losses recognised in profit or loss. The Group does not currently enter into hedging arrangements to manage this exposure.

The valuation of these instruments is described further in Notes 22 and 23, and the related fair value measurements are classified within the fair value hierarchy based on the nature of the valuation inputs used.

Foreign currency sensitivity analysis

The following table demonstrates the sensitivity of the Group's loss for the financial year and equity to a reasonably possible 10% change in the NIS, AUD, SGD and EUR exchange rates against the U.S. dollar, with all other variables held constant. The sensitivity analysis reflects changes in the carrying amounts of foreign currency-denominated monetary assets and liabilities at the reporting date.

The impact on the Group's loss for the financial year and equity results primarily from the remeasurement of monetary assets and liabilities denominated in NIS, AUD, SGD and EUR. The analysis assumes that the change in exchange rates occurs at the reporting date and that all other variables, including interest rates, remain constant.

A 10% strengthening of the relevant foreign currency against the U.S. dollar would increase (decrease) the Group's loss for the financial year by the amounts presented below, while a 10% weakening would have an equal and opposite effect.

		US$ in thousands
	Change in NIS rate	Effect on loss for the financial year
December 31, 2023	10%	165
December 31, 2022	10%	73
	Change in AUD rate	Effect on loss for the financial year
December 31, 2023	10%	19
December 31, 2022	10%	127
	Change in SGD rate	Effect on loss for the financial year
December 31, 2023	10%	14
December 31, 2022	10%	-
	Change in EUR rate	Effect on loss for the financial year
December 31, 2023	10%	10
December 31, 2022	10%	3

Credit risk

Credit risk is the risk that a counterparty will fail to meet its contractual obligations, resulting in a financial loss to the Group. The Group's exposure to credit risk arises principally from cash and cash equivalents, trade receivables, proof-of-concept receivables and other receivables.

The carrying amounts of financial assets recognised in the consolidated statement of financial position represent the Group's maximum exposure to credit risk at the reporting date.

The Group manages credit risk by dealing primarily with counterparties considered to have acceptable credit quality and by monitoring outstanding receivable balances on an ongoing basis. The Group evaluates the concentration of credit risk associated with its customers and financial institutions and considers historical loss experience, current economic conditions and forward-looking information when assessing expected credit losses.

Cash and cash equivalents are held with major financial institutions in Israel, Australia and other jurisdictions in which the Group operates. Management monitors the credit quality of these institutions and does not consider there to be a significant concentration of credit risk associated with cash balances.

For trade receivables, proof-of-concept receivables and other receivables, the Group applies the impairment requirements of IFRS 9. Expected credit losses are measured using a lifetime expected credit loss approach where applicable and are based on historical credit loss experience, adjusted for current conditions and reasonable and supportable forecasts of future economic conditions.

Management assessed the expected credit losses relating to the Group's financial assets as of December 31, 2023 and December 31, 2022. Based on the nature of the counterparties, the short-term maturity of the receivables and the historical credit experience of the Group, any expected credit loss allowance was determined to be immaterial.

The Group had no significant concentrations of credit risk with any individual customer or counterparty that would require separate disclosure as of December 31, 2023 or December 31, 2022.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Group's objective is to maintain sufficient liquidity to meet its operational requirements and financial obligations as they fall due. The Group manages liquidity risk through ongoing monitoring of cash flows, budgeting and forecasting processes, management of working capital and periodic capital raising activities when required. Management regularly reviews projected cash requirements and compares these with available cash resources and expected funding sources.

The Group has historically incurred operating losses and generated negative operating cash flows. Accordingly, the Group's ability to continue funding its operations is dependent upon its ability to manage expenditures, generate cash inflows from commercial activities and, where necessary, obtain additional financing through debt, equity or other strategic funding arrangements. Management monitors these matters continuously as part of its going concern assessment.

The contractual maturity analysis below reflects the undiscounted cash flows of the Group's financial liabilities based on the earliest date on which the Group may be required to settle the obligation.

The amounts disclosed in the maturity analysis differ from the carrying amounts included in the consolidated statement of financial position because the table incorporates contractual undiscounted cash flows, including future interest payments where applicable.

The following tables detail the Group's remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

As of December 31, 2023

	US$ in thousands						
	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Trade and other payables	12,692	-	-	-	-	-	12,692
Bridge loans	1,750	453	15	15	-	-	2,233
Government grants	153				-	-	153
Lease liability	81	81	74	74	74	68	452
Convertible promissory note	1,013	-	-	-	-	-	1,013
Pre-paid advance	700	-	-	-	-	-	700
Convertible note	377	-	-	-	-	-	377
Financial derivatives	1,143	-	-	-	-	-	1,143
	17,909	534	89	89	74	68	18,916

As of December 31, 2022

	US$ in thousands						
	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Trade and other payables	3,572	-	-	-	-	-	3,572
Bridge loans	-	3,682	-	-	-	-	3,682
Government grants	50	85	-	-	-	-	135
Lease liability	30	72	72	72	72	152	470
Convertible promissory note	563	-	-	-	-	-	563
Borrowings from related parties	710	-	-	-	-	-	710
	4,925	3,839	72	72	72	152	9,132

NOTE 23 - FAIR VALUE MEASUREMENT:

Fair values of financial instruments not measured at fair value

The carrying amounts of cash and cash equivalents, other current receivables, trade and other payables and certain short-term borrowings approximate their fair values due to the short-term maturities of these instruments.

Level 3 fair value measurements

The Group's Level 3 fair value measurements primarily comprise derivative liabilities, warrant liabilities and certain convertible instruments. Fair values are determined using valuation techniques including option pricing models and discounted cash flow methodologies. Significant unobservable inputs include expected volatility, discount rates, probability-weighted outcomes and expected term assumptions.

The determination of these inputs requires significant judgment. A change in one or more of these assumptions could result in a materially different fair value measurement.

Level 3 reconciliation

A reconciliation of opening and closing balances of Level 3 instruments, including total gains and losses recognised in profit or loss during the period is as follows:

Movement in Derivative financial liabilities during the year

As of December 31, 2022	1,031
Net fair value movement during the year	676
As of December 31, 2023	1,707

Sensitivity
Management performed sensitivity analyses on significant unobservable inputs used in valuing Level 3 instruments. In general, increases in expected volatility or expected term would increase the fair value of option- and warrant-based liabilities, while increases in discount rates would generally decrease fair values determined using discounted cash flow techniques.

The Group's Level 3 investments are valued using valuation techniques that incorporate significant unobservable inputs. Management has considered the sensitivity of the fair value measurements to reasonably possible changes in those inputs, including the assumptions used in determining the valuation. Based on this assessment, management has concluded that there are no reasonably possible alternative assumptions that would result in a significant change in the fair value of the investments. Accordingly, the quantitative sensitivity disclosure required by IFRS 13.93(h)(ii) is not applicable.

As of December 31, 2023	Level 1	Level 2	Level 3	Total
	US$ in thousands			
Liabilities				
Derivative financial liabilities (of which $476 relates to derivatives held with related parties, see Note 19)	-	-	1,707	1,707
Tradable warrants	2	-	-	2
Total	2	-	1,707	1,709

As of December 31, 2022	Level 1	Level 2	Level 3	Total
	US$ in thousands			
Liabilities				
Derivative financial liabilities	-	-	1,031	1,031
Total	-	-	1,031	1,031

NOTE 24 - SUBSEQUENT EVENTS:

Since the reporting date the following significant events have occurred:

1. The financial statements were authorised for issuance on April 19, 2024.

2. On January 12, 2024, the Group announced that it entered into a $5 million contract with R&I Trading of New York. This project, spearheaded by the SMX team, will deploy SMX's technology to enhance supply chain transparency with respect to a NATO government member state and with the expectation of expanding to further NATO government member states.

3. In January 2024, pursuant to the inducement letter described in Note 14(3), holders exercised 454,544 of the 909,090 warrants and received 454,544 Ordinary Shares. The Group received aggregate cash proceeds of

approximately US$455 thousand from the exercise of these warrants. This transaction occurred after the reporting date and has therefore been treated as a non-adjusting subsequent event in accordance with IAS 10.

4. On February 1, 2024, the Group entered into a Letter Agreement with Yorkville amending certain terms of the SEPA. Under the amended terms, the Group agreed to make payments to Yorkville, which may include proceeds from future advances under the SEPA, to repay the outstanding Pre-Paid Advance together with the applicable payment premium. In addition, the Group agreed to pay Yorkville a fee of US$200 thousand. As the Letter Agreement was executed after December 31, 2023, it has been treated as a non-adjusting subsequent event. The amendment did not affect the amounts recognised in the Group's financial statements as of December 31, 2023.

   The Group further agreed to issue to Yorkville a 5-year warrant to purchase 250,000 ordinary shares of the Group at an exercise price of $0.0022 per share.

   On April 13, 2024, the Group exercised its right of termination under the SEPA and sent Yorkville a written termination letter, which is effective upon five trading days thereafter. On April 19, 2024, the Group entered into a similar agreement with an institutional investor, which will enable the Group to raise up to $30,000. See also note 24(10).

5. On February 20, 2024, the Group closed an underwritten public offering of 12,124,666 Ordinary Shares at a subscription price per share of $0.24 and Pre-Funded Warrants convertible on a 1-for-1 basis into Ordinary Shares, at a price per Pre-Funded Warrant of $0.2378. The gross proceeds were approximately $2.9 million, prior to deducting underwriting discounts and commissions and offering expenses payable by the Group. The net proceeds to the Group upon the closing of the offering, after deducting the underwriting commissions and estimated offering expenses payable by the Group, were approximately $2.66 million.

6. On February 28, 2024, in connection with a private placement binding term sheet, the Group issued (i) a convertible security to an investor relating to a loan in the principal amount of $407 and (ii) 100,000 warrants to the investor. The warrants have an exercise price of $0.5 per share. The net proceeds to the Group upon the closing of the private placement were $350.

7. On February 29, 2024, the Group's Board of Directors approved the grant of 1,500,000 RSUs to an senior management, certain directors and service providers under the 2022 Incentive Equity Plan. The grant had an aggregate grant date fair value of approximately $600 and will be recognised as share-based compensation expense over the applicable vesting periods in accordance with IFRS 2. As of the date of these financial statements, 166,667 RSUs had vested.

8. On April 11, 2024, the Group entered into a Securities Purchase Agreement and issued and sold to an institutional investor a promissory note and warrants, for gross proceeds of approximately US$2.0 million, before deducting fees and other offering expenses payable by the Group. The Note is in the principal amount of $2,250. The actual amount loaned by the Investor pursuant to the Note is approximately $2.0 million after a 10% original issue discount. The maturity date of the Note is the 12-month anniversary of the Effective Date, and is the date upon which the Principal Amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year. In addition, the Warrant, for 5-years period and for 11,825,508 Ordinary Shares, has an exercise price of $d.157 per share, subject to customary adjustments and limitations as described in the agreement. Furthermore, as a further inducement of the Group for the Investor to enter into the transaction, the Group entered into a Warrant Amendment and Inducement Letter with the Investor, with respect to its outstanding "B" warrants of the Group (the "Existing Warrant") to purchase 2,619,367 Ordinary Shares. The Existing Warrant was issued to the Investor on September 6, 2023 and had a fixed exercise price of $1.6378 per share. Pursuant to the Inducement Letter, the Investor agreed to exercise for cash the Existing Warrant in full at a reduced exercise price of $0.0022 per share, or approximately $6, see also note 8(c).

9. On April 19, 2024, the Group entered into a Stock Purchase Agreement (the "SPA") with an institutional investor, pursuant to which the investor has committed to purchase from time to time from the Group, up to $30,000 of the Group's ordinary shares, subject to the terms and conditions specified in the SPA. Subject to the terms and conditions of the SPA, the Group has the right from time to time at its discretion, any time after the three-month

anniversary of the shares underlying the SPA being registered for resale pursuant to the Registration Rights Agreement referred to below, to direct Alpha to purchase a specified amount of the Group's ordinary shares (each such sale, a "Put") by delivering written notice to Alpha (each, a "Put Notice"). There is a $20 mandatory minimum amount for any Put and it may not exceed $500 in any consecutive 30-day period, subject to a volume threshold equal to the quotient of (a) the number of ordinary shares requested by the Group in a Put Notice divided by (b) 0.30. The ordinary shares will be purchased at a price equal to: (a) 95% of the lowest daily traded price of the Group's ordinary shares during the five-trading-day valuation period (provided that it shall not be less than a Group-specified minimum acceptable price) ("Market Price"), if the market price of the ordinary shares is over $1.00; (b) 90% of the Market Price, if the market price of the ordinary shares is between $0.80 and $1.00; (c) 85% of the Market Price, if the market price of the ordinary shares is between $0.60 and $0.80; (d) 80% of the Market Price, if the market price of the ordinary shares is between $0.40 and $0.60; (e) 75% of the Market Price, if the market price of the ordinary shares is between $0.20 and $0.40; and (f) 50% of the Market Price, if the market price of the ordinary shares is below $0.20. The SPA contains restrictions on the Group's ability to enter into any Variable Rate Transaction (as defined in the SPA), as described in the SPA.

The obligations of the investor to accept any Put pursuant to a Put Notice are subject to customary conditions, including that it is not required to purchase any ordinary shares pursuant to a Put if it would result in it beneficially owning in excess of 4.99% of the Group's ordinary shares, and that the ordinary shares subject to the Put be registered for resale. The Group agreed to pay a commitment fee to the investor equal to 1.5% of the commitment amount, payable in shares, or 2,725,621 ordinary shares (the "Commitment Shares") and which are subject to a three-month lock-up.

The SPA will automatically terminate on the earliest to occur of (a) the first day of the month next following the 36-month anniversary of the date of the SPA or (ii) the date on which the investor shall have made payment of Puts pursuant to the SPA for ordinary shares equal to $30,000. The Group has the right to terminate the SPA at no cost or penalty upon five (5) trading days' prior written notice to the investor, provided that there are no outstanding Put Notices for which ordinary shares need to be issued and the Group has paid all amounts owed to the investor pursuant to the SPA and any indebtedness the Group otherwise owes to the investor or its affiliates. The Group and the investor may also agree to terminate the SPA by mutual written consent.

10. As of the date of publication of these financial statements, the Group's institutional investor has converted all of the principal of the convertible promissory note into an aggregate of 2,619,377 Ordinary Shares and exercised Warrant A and Warrant B for 3,789,264 and 2,619,367 Ordinary Shares, respectively, see also note 8(c).

11. Subsequent to the reporting date, management identified indicators of impairment in respect of certain intangible assets arising from events and circumstances that occurred after 31 December 2023. As a result, impairment charges of approximately $7.6 million and $9.0 million were recognised in the years ended 31 December 2025 and 31 December 2024, respectively. As these events arose after the reporting date and do not provide evidence of conditions that existed at 31 December 2023, they have been treated as non-adjusting events in accordance with IAS 10 Events after the Reporting Period. Accordingly, no adjustment has been made to the carrying amounts of the related intangible assets in these financial statements.